COMPASS
GROUP

04030727

8 June 2004

By Air Mail

SUPPL
12G32BR

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 14 2004
WASH. D.C. 181 SECTION

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

dlo 6/17

I NEWS RELEASES

1. Compass Group PLC announces new international concessions division and board appointments (January 14, 2004).

2. Compass Group PLC Chairman's AGM statement (February 16, 2004).

3. Compass Group PLC acquires US airport concessions business (February 19, 2004).

4. Compass Group PLC notice of date of pre-close trading update preliminary results (February 26, 2004).

5. Compass Group PLC first international company to provide railway catering in China (March 1, 2004).

6. Compass Group PLC notice of filing with German competition authority (March 2, 2004).

7. Compass Group PLC trading update (March 26, 2004).

8. Compass Group PLC acquires German travel concessions business (April 5, 2004).

great people
great service
great results

9. Compass Group PLC sale of holding in Yoshinoya (April 13, 2004).

10. Compass Group PLC interim unaudited results for the six months ended 31 March 2004 (May 19, 2004).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC announces new international concessions division and board appointments (January 14, 2004).

2. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 373.43 pence per share (January 20, 2004).

3. Notification from Compass Group PLC relating to the purchase for cancellation of 650,000 ordinary shares at the price of 370.56 pence per share (January 21, 2004).

4. Notification from Compass Group PLC relating to the purchase for cancellation of 300,000 ordinary shares at the price of 366.42 pence per share (January 22, 2004).

5. Notification from Compass Group PLC relating to the purchase for cancellation of 700,000 ordinary shares at the price of 364.05 pence per share (January 23, 2004).

6. Notification from Compass Group PLC relating to the purchase for cancellation of 600,000 ordinary shares at the price of 362.38 pence per share (January 26, 2004).

7. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price of 363.03 pence per share (January 27, 2004).

8. Notification from Compass Group PLC relating to the purchase for cancellation of 300,000 ordinary shares at the price of 357.40 pence per share (January 28, 2004).

9. Notification from Compass Group PLC relating to the purchase for cancellation of 50,000 ordinary shares at the price of 360.00 pence per share (January 29, 2004).

10. Notification from Compass Group PLC relating to the purchase for cancellation of 450,000 ordinary shares at the price of 370.18 pence per share (January 30, 2004).

11. Notification from Compass Group PLC relating to the purchase for cancellation of 25,000 ordinary shares at the price of 368.85 pence per share (February 3, 2004).

12. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 370.43 pence per share (February 4, 2004).

great people
great service
great results

13. Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 107,530 ordinary shares in the Company to satisfy entitlements in connection with annual bonus arrangements for the year ended September 30, 2003 and of 107 ordinary shares to satisfy obligations arising under an arrangement established at the time of the Granada Compass merger in July 2000 (February 4, 2004).

14. Notification from Compass Group PLC relating to the purchase for cancellation of 200,000 ordinary shares at the price of 368.84 pence per share (February 5, 2004).

15. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 368.94 pence per share (February 10, 2004).

16. Notification from Compass Group PLC relating to the purchase for cancellation of 860,000 ordinary shares at the price of 365.9012 pence per share (February 11, 2004).

17. Compass Group PLC – Chairman's AGM statement (February 16, 2004).

18. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price of 364.4180 pence per share (February 16, 2004).

19. Notification from Compass Group PLC confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 17, 2004).

20. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 369.942 pence per share (February 17, 2004).

21. Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 81,309 ordinary shares in the Company to satisfy entitlements in connection with annual bonus arrangements for the year ended September 30, 2003 (February 18, 2004).

22. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price of 365.6776 pence per share (February 18, 2004).

23. Notification from Compass Group PLC relating to the acquisition by the Trustee of the Compass Group Employee Trust No.2 of 84,835 ordinary shares in the Company and subsequent disposal of 43,228 shares to satisfy entitlements in connection with annual bonus arrangements (February 18, 2004).

24. Compass Group PLC acquires US airport concessions business (February 19, 2004).

25. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price of 363.7162 pence per share (February 20, 2004).

26. Compass Group PLC – Notice of forthcoming trade update and results dates (February 25, 2004).

27. Notification from Compass Group PLC relating to the purchase for cancellation of 310,000 ordinary shares at the price of 364.7016 pence per share (February 25, 2004).

28. Compass Group PLC – First international company to provide railway catering in China (March 1, 2004)

29. Compass Group PLC – Notice of filing with German competition authority (March 2, 2004).

30. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 369.0 pence per share (March 5, 2004).

31. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 369.92 pence per share (March 9, 2004).

32. Notification from Compass Group PLC relating to the purchase for cancellation of 841,000 ordinary shares at the price of 366.0 pence per share (March 10, 2004).

33. MITIE Group PLC – Announces *inter alia* £20m facilities contract (including Eurest - part of Compass Group PLC - as provider of catering and vending services) with Nissan at its plant in Sunderland (March 16, 2004).

34. Compass Group PLC – Declaration relating to the appointment of Andrew Martin as an executive director of the Company (March 24, 2004).

35. Compass Group PLC – Trading update (March 26, 2004).

36. Compass Group PLC – Notification of changes in Directors' interests in ordinary shares in the Company (March 30, 2004).

37. Compass Group PLC – Acquires German travel concessions business (April 5, 2004).

38. Compass Group PLC – Sale of holding in Yoshinoya D&C Ltd (April 13, 2004).

39. Compass Group PLC – Block-listing six monthly review (April 16, 2004).

40. Compass Group PLC – Interim unaudited results for the six months ended March 31, 2004 (May 19, 2004).

41. Notification from Compass Group PLC confirming that copy of the Interim Report 2004 is available at the Document Viewing Facility of the UKLA (February 17, 2004).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2004 (May 19, 2004).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £3,920,250 (January 15, 2004).

2. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £8,352,930 (February 6, 2004).

3. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £5,375,050 (February 6, 2004).

4. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £8,635,630 (March 1, 2004).

5. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £2,682,042 (March 1, 2004).

6. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £2,918,010 (March 1, 2004).

7. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £4,825,175 (March 19, 2004).

8. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £3,078,060 (March 19, 2004).

9. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £10,062,746 (March 19, 2004).

10. Companies Form No. 288a Appointment of Andrew Martin as a director of Compass Group PLC (March 15, 2004).

11. Companies Form No. 288c Change of particulars of Valerie Gooding as a director of Compass Group PLC (March 18, 2004).

great people
great service
great results

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

I NEWS RELEASES

1. Compass Group PLC announces new international concessions division and board appointments (January 14, 2004).

2. Compass Group PLC Chairman's AGM statement (February 16, 2004).

3. Compass Group PLC acquires US airport concessions business (February 19, 2004).

4. Compass Group PLC notice of date of pre-close trading update preliminary results (February 26, 2004).

5. Compass Group PLC first international company to provide railway catering in China (March 1, 2004).

6. Compass Group PLC notice of filing with German competition authority (March 2, 2004).

7. Compass Group PLC trading update (March 26, 2004).

8. Compass Group PLC acquires German travel concessions business (April 5, 2004).

9. Compass Group PLC sale of holding in Yoshinoya (April 13, 2004).

10. Compass Group PLC interim unaudited results for the six months ended 31 March 2004 (May 19, 2004).

82-5161

COMPASS GROUP

Print

Compass Group PLC Announces New International Concessions Division and Board Appointment

14 January 2004

Compass Group today announces the appointment of Andrew Lynch as Chief Executive Officer of its newly created international concessions division, Select Service Partner (SSP). This move brings together Compass Group's concession operations and the development of the Group's brand portfolio, which includes Ritazza, Upper Crust and Harry Ramsden's, into one division.

Andrew Lynch moves into the role following seven successful years as Compass Group Finance Director. He continues as an executive member of the Compass Group PLC board.

The Group is also pleased to announce the appointment of Andrew Martin as its new Group Finance Director and executive member of the Compass Group PLC board as of Monday, 15th March 2004.

Andrew Martin rejoins Compass from First Choice Holidays PLC where he has been Group Finance Director for the past two and a half years. Prior to this Andrew spent six years with Compass and Granada in a number of senior financial management positions in contract catering and hotels.

Michael J Bailey, Group Chief Executive, said:
"We are delighted Andrew Lynch is to head up our international concessions division, and that we have appointed a Finance Director with the experience of Andrew Martin to step into his shoes."

"Compass Group remains focussed on organic growth. Retail expertise is one of our key differentiators and the creation of this new division will enable us to build on our market leading position."

Andrew Lynch, CEO, Select Service Partner, said:
"Developing sector specialisation and building strong brands is a core part of the Group's strategy. This move will enable us to improve the effectiveness and efficiency of our concessions operation through dedicated management and ensure the development of our unique brand portfolio is closely aligned to operations. Sharing best practice is an important factor in Compass Group's success and this move will facilitate the transfer of retail skills into the contract environment where brands give us an increasingly important competitive advantage."

(continued)

Enquiries:

Compass Group PLC+44 (0) 1932 573000
Michael J Bailey, Group Chief Executive
Sarah Ellis, Director Investor Relations

Brunswick Group Ltd +44 (0) 20 7404 5959
Timothy Grey / Pamela Small

Note to Editors

Select Service Partner
SSP will have responsibility for the following company-owned brands: Caffè Ritazza, Upper Crust, amigo, Harry Ramsden's, Millie's and Moto; as well as for the following third party brands: M&S Simply Food, Burger King, Krispy Kreme, Pizza Hut and Sbarro.

Andrew Lynch
Andrew Lynch, age 47, is Group Finance Director of Compass Group PLC. He was Finance Director of Travellers Fare Limited between 1989 and 1994 and Finance Director of Compass Group's UK division between 1994 and 1997. He has held his current appointment since 1997. He is a Fellow of the Institute of Chartered Accountants and a non-executive director of Dixons Group plc. His earlier career included various positions with KPMG and Prudential Corporation plc.

Andrew Martin
Andrew Martin, age 43, joined the Board of First Choice Holidays PLC as Group Finance Director on 17 September 2001. He was previously a partner with Arthur Andersen and held senior financial positions with Forte plc and Granada Group plc before becoming Finance Director of the Restaurants & Services Division of Granada Group plc and, subsequently, Finance Director of the Hotels Division of Compass Group PLC. He is an Associate of the Institute of Chartered Accountants and an Associate of the Institute of Tax.

Compass Group
Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.
For more information, visit www.compass-group.com

82-5161

COMPASS
GROUP

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Compass Group PLC Chairman's AGM Statement

Compass Group holds its AGM today at the Queen Elizabeth II Centre, London at 11.00am. At this meeting Sir Francis Mackay, Chairman of Compass Group PLC, will provide shareholders with the following update:

"2003 was another challenging year in most markets around the world. However, with Compass Group's geographic and sector diversity, the rapid and effective response of our management teams, and our continued focus on client retention, we are pleased to report that we have delivered on our goals. On continuing activities, excluding goodwill amortisation and exceptional items, the Group achieved turnover of £11.2 billion, an increase of 9%, or 6% on a like-for-like basis; operating profit of £781 million, an increase of 11%; basic earnings per share of 20.6 pence, an increase of 13%; and a 30 basis points improvement in the like-for-like margin. We also achieved a 20% increase in free cash flow generation, to £405 million and declared a dividend per share of 8.4p, up 18% in the full year and 47% over the last two years."

Current Trading
"2004 has started well and trading in the first four months of the current financial year has been in line with expectations."

Business Development
"The strong growth in new business in 2003 has continued in 2004 in all sectors and geographies. The trends that we reported on at the Preliminary results in December 2003 have remained broadly unchanged, with the ongoing outsourcing in Healthcare and Education and increased activity in the Defence, Offshore and Remote Site sector driving new business wins."

"Today, we are announcing a number of significant contract wins and renewals across the business. In North America, New York's Strathmore museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million. In France, the Public Hospital System of Marseille (APHM) awarded Medirest a new contract for three years with annual turnover of £6 million. Elsewhere in France, Les Chantiers de l'Atlantique awarded Eurest a new five-year contract with annual turnover of £3 million. In Italy, the Ministry of Defence has awarded Onama a new contract for three years with annual turnover of £7 million."

"In the UK, Nottinghamshire Healthcare NHS Trust extended its contract with Medirest for a further three years with annual turnover of £3 million. Additionally, National Grid Transco awarded Eurest a new three contract with annual turnover of £3 million."

"In Chile, the Administration of Corrections, San Juan has awarded Compass Group a twenty-year contract with annual turnover of over £6 million. In addition, ESS Support Services Worldwide has been awarded twocontracts with the United Nations. These two contracts have a combined annual turnover of £14 million."

"Our two most significant recent acquisitions, Seiyo Foods in Japan and Onama in Italy, are both delivering good results. Furthermore, in Italy, we are continuing to develop our roadside business and we have recently been awarded contracts to operate seven motorway service areas, bringing the total we will operate in Italy to nineteen."

Contract Retention and Throughput

"Strong new business growth has been accompanied by a continuation of our high contract retention rate of 95%."

"Throughput for the Group has remained broadly in line with that reported in December 2003. Although we continue to see some signs of economic recovery in certain geographies, it is too early to confirm this as a trend."

Outlook

"The strong start to the year gives us confidence in re-iterating our full year targets for 2004. We are well on track to securing the new business we need to deliver at least 6% like-for-like turnover growth and the new business pipeline remains encouraging."

"We are continuing to benefit from our investment in the infrastructure needed to extract cost savings from our operations. This, combined with margin improvement in our most recently acquired businesses gives us confidence that we are on track to deliver a 20 to 30 basis point improvement in like-for-like margin, strong free cash flow and improving return on capital employed in 2004."

Non Executive Directors

"Denis Cassidy is up for re-election today for a term of only one year due to him having reached 70 years of age. Denis has been a marvellous contributor to the success of the Group and I have no hesitation in recommending his re-election. However, regrettably, he has indicated that he will not be seeking re-election at the next AGM."

ENDS

Enquiries:

Sarah Ellis	Compass Group PLC	01932 573000
Timothy Grey / Pamela Small	Brunswick	020 7404 5959

Note to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £11bn. Compass Group has over 400,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

82-5161

COMPASS GROUP

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Compass Group Acquires US Airport Concessions Business

19 February 2004

Compass Group's international concessions business is pleased to announce that its has reached an agreement to acquire California-based Creative Host Services, Inc. for a total consideration of £22.5 million for the equity and assumed debt of the acquired company. Creative Host Services operates over 100 sites for approximately 30 clients in the airports concessions market in the United States.

The acquisition will be conducted through a cash tender offer expected to commence within the next six days. Completion is expected in April 2004.

Michael J. Bailey, Chief Executive, Compass Group, said: "Creative Host Services will complement our existing airport concessions business and provide an excellent platform for further organic growth."

ENDS

Enquiries:

Compass Group PLC +44 (0) 1932
573 000
Sarah Ellis
Director of Investor Relations

Brunswick Group Ltd +44 (0) 20
7404 5959
Timothy Grey / Pamela Small

Note:
Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

82-5161

COMPASS GROUP

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Compass Group PLC: Notice of Date for Pre-Close Trading Update & Preliminary Results

26 February 2004

Ahead of announcing interim results on 19 May 2004, Compass Group PLC will provide its customary pre-close trading update at 7:00 a.m. on Friday, 26 March 2004.

Preliminary results for the full-year ending 30 September 2004 are provisionally scheduled for release on 30 November 2004.

Ends

Enquiries

Compass Group PLC Sarah Ellis Director of Investor Relations	+44 (0) 1932 573 000
Brunswick Group Ltd Timothy Grey / Pamela Small	+44 (0) 20 7404 5959

Note

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

82-5161

COMPASS GROUP

Print

Compass Group first international company to provide railway catering in China

1 March 2004

Compass Group's operating company Rail Gourmet has entered a 15-year joint venture with the Shanghai Railway Administration for the provision of station and onboard catering services. Rail Gourmet holds a majority share in the company, which marks the first time a non-Chinese company will be providing passenger services on the Chinese Railways.

The new company, Shanghai Rail Gourmet Company Limited, will commence on 18 April 2004, serving approximately 2,500 meals per day on four newly designed high-speed trains linking Shanghai and Beijing. The agreement provides for an expansion of these services to other train services and railway stations within the Shanghai Railway network.

Michael J. Bailey, Chief Executive, Compass Group, said: "We are delighted to be taking this significant first step in expanding Rail Gourmet's services into China with our joint venture partner. Considering the high volume of passenger traffic on Chinese rail networks and the very limited food service currently provided, there is tremendous market potential for catering services not just on board trains but also on railway stations in Shanghai and throughout China."

Compass Group entered Greater China in 1994, and today employs over 3000 people serving customers through all of the company's foodservice divisions, including Business and Industry; Education; Heathcare; Defence, Offshore and Remote; and Concessions. Recently announced business wins and extensions in China and Hong Kong include Meilan Airport on Hainan Island in the South China Sea; an expansion of services at Hong Kong Airport; and business and industry catering for employees of Philips MDS, General Electric, and PSA Peugeot-Citroen. These, combined with previously awarded contracts, such as The Shanghai American School and The International School Of Beijing contracts, bring the total number of contracts operated in China and Hong Kong to over 150.

Enquiries:

Compass Group PLC +44 (0)
1932 573 000
Sarah Ellis
Director of Investor Relations

Brunswick Group Ltd +44 (0) 20

7404 5959
Timothy Grey

Note:

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

82-5161

COMPASS GROUP

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Notice of filing with German competition authority

2 March 2004

Compass Group is currently evaluating the potential acquisition of Mitropa AG, the railway station catering subsidiary of Deutsche Bahn AG. Today Compass Group PLC filed an application with the German Federal Cartel Office for clearance to acquire Mitropa AG.

Further details will be available in due course.

Enquiries:
Compass Group PLC
+44 (0) 1932 573 000
Sarah Ellis
Director of Investor Relations

Brunswick Group Ltd
+44 (0) 20 7404 5959
Timothy Grey

Note:
Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

82-5161

COMPASS GROUP

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Compass Group PLC Trading Update - March 26 2004

Compass Group PLC Trading Update

26th March 2004

Compass Group PLC will issue its Interim Results for the six months ended 31 March 2004 on 19 May 2004. Prior to its close period, the Company today issues the following scheduled trading update.

Michael J. Bailey, Chief Executive, said:
"2004 has started well, despite the fact that in many parts of the world the economic backdrop has remained challenging. Our new business growth has been strong and the pipeline for the year remains encouraging. We enter the second half of our financial year with confidence that we will be able to reach our targets. We are now expecting to deliver like-for-like turnover growth of 7%; an improvement in the like-for-like margin of 20 basis points; strong free cash flow and improving return on capital employed."

Turnover Growth
Full year like-for-like turnover growth is expected to be around 5% in the UK, at least 7% in North America, Continental Europe and the rest of the world and 7% for the Group as a whole. The strong growth in turnover is being driven by new business wins and the continued high level of contract retention, which in 2004 is expected to be in line with last year, at 95%.

Since reporting the preliminary results in December 2003, there has been no significant change in throughput across the Group. In Business and Industry there are some limited signs of a pick up in client catering spend (such as special functions and parties), however, the trend is not consistent across the different economies in which Compass Group operates. Furthermore, at this point there is little evidence of any real increase in the number of customers at clients' sites.

Margin Growth
In 2004 the UK margin is expected to be at a similar level to that reported in 2003. In North America, Continental Europe and the rest of the world, the like-for-like margin is expected to move forward by 30 basis points.

Over the medium term, the Group's like-for-like margin is expected to move forward by between 20 and 30 basis points annually.

Free Cash Flow
Free cash flow in 2004 is expected to be in line with the Group's expectations. The Group's business profile is such that cash flows are seasonal and free cash flow will be weighted towards the second half as in previous years.

Currency
The recent weakness in the US dollar will impact the rate at which US dollar denominated earnings, which are derived from North America and certain other countries around the world, are translated. The Group, however, matches its principal projected cash flows to same currency borrowings and therefore has an effective foreign currency hedge in real economic terms.

Organic Growth
The Group's strategy is focussed on driving organic growth and improving return on capital employed, whilst making value-creating, small infill acquisitions where appropriate. In the first half of 2004, we have made a number of small infill acquisitions, with an aggregate value of around £50 million. We currently expect expenditure on infill acquisitions in 2004 to be below the £215 million invested in 2003.

Outlook
As we enter the second half of 2004, the prospects for the Group are encouraging. Net growth in all divisions remains strong, reinforcing the significant potential in contract food service, with the fastest growing sectors continuing to be Healthcare, Education, and Defence, Offshore and Remote Site business.

Despite the continued uncertainty over the extent and timing of economic recovery and in particular the rate of new job growth, the strong new business pipeline, together with the visibility that already exists on 2004 turnover and margin progression, strong free cash flow and improving return on capital employed, enables the Group to look forward to the rest of the year with confidence.

NB: A selection of recent contract gains, renewals and extensions is included in the attached notes.

Teleconference:

A teleconference for investors and analysts will start at 8.00am (GMT) on Friday 26th March 2004. To participate in the teleconference call dial: +44 (0) 1452 561 263, password "Compass Group".

A replay of the call will be available for seven days by dialling +44 (0) 1452 550 000, passcode 1156606#.

Enquiries:

Compass Group PLC
Sarah Ellis, Director of Investor Relations +44 (0)
1932 573 000

Brunswick
Timothy Grey / Pamela Small +44 (0)20
7404 5959

Notes:

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

2. New contracts gains and renewals signed recently and announced today include:

UK
Retail & Travel

- **First Great Western** awarded Rail Gourmet UK a new contract to provide a full rail catering logistics service, which commenced 27th March 2004, and is worth annual turnover of £6 million. The contract will run to the end of First Great Western's current franchise in March 2006.

Sports & Leisure

- **London Zoo** awarded All Leisure a new three-year retail catering contract with annual turnover of £2 million. This is in addition to the three-year extension of All Leisure's existing contract at the Zoo, with annual turnover of £1.3 million, to provide event catering and hospitality services.

Education

- **Old Swinford Hospital School** in Stourbridge awarded Scolarest a new three-year contract with annual turnover of £600,000 to provide catering and hospitality services.

Healthcare

- **South West Yorkshire Mental Health NHS Trust** awarded Medirest a new five-year contract with annual turnover of £600,000 for patient, staff and visitor catering.

Business & Industry

- **Perkins Engines**, a subsidiary of Caterpillar, awarded Eurest a new five-year contract with annual turnover £850,000, to provide catering services to 3,000 employees at their 130 acre site in Peterborough.

NORTH AMERICA

Healthcare

- **Jewish Hospital Medical Center** awarded Morrison Management Services a new five-year contract with annual turnover of £1.5 million.
- **St. Michael's Hospital**, Toronto, awarded Crothall Services Canada a new five-year contract with annual turnover of £600,000.

Business & Industry

- **2005 US Open Golf Championship** awarded Restaurant Associates a new one-year contract worth £2.7 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Sports & Leisure

- **Japan - Kasadojima Heights** guesthouse awarded Seiyo Foods Systems Kyushu a new five-year contract with annual turnover of £1.6 million.

Healthcare

- **Germany - HELIOS Kliniken,** Wuppertal, awarded CCS Clinic Catering service a new contract with annual turnover of £1.5 million.
- **Spain - Parc Sanitari Pere Virgili** awarded Medirest a new ten-year contract with annual turnover of £600,000 to provide patient and staff feeding as well as vending.

Business & Industry

- **France - Areva** awarded Eurest a new five-year contract with annual turnover of £2.4 million.
- **Japan - Nippon Telegraph and Telephone East Corp.** awarded Seiyo Food Systems a new one-year contract worth £600,000.
- **Sweden - Kraft Foods** awarded Eurest a new three-year contract with annual turnover of £500,000 for staff feeding services.

Defence, Offshore & Remote Service

- **Nigeria - Chevron Nigeria Limited / Texaco Operating Company Nigeria** awarded ESS Support

Services Worldwide a new five-year contract with annual turnover of £10 million.

- **Scandinavia - ConocoPhillips Scandinavia AS** renewed its six-year contract with ESS Offshore AS with annual turnover of £12 million.

3. Previously announced contract gains or renewals for the 2004 financial year include:

UK

Healthcare

- **Nottinghamshire Healthcare NHS Trust** extended its contract with Medirest for a further three years with annual turnover of £3 million.

Business & Industry

- **National Grid Transco** awarded Eurest a new three contract with annual turnover of £3 million.

NORTH AMERICA

Business & Industry

- New York's **Strathmore** museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Retail & Travel

- **Italy** - the **Ministry of Defence** has awarded Onama a new contract for three years with annual turnover of £7 million.

Healthcare

- **France** - the **Public Hospital System of Marseille** (APHM) awarded Medirest a new contract for three years with annual turnover of £6 million.

Business & Industry

- **Royal Philips Electronics** extended its Global Foodservice Agreement with Compass Group for a further 10 years.
- **France - Les Chantiers de l'Atlantique** awarded Eurest a new five-year contract with annual turnover of £3 million.
- **Chile - Vinci Construction Grand Projects** (VCGP) awarded Compass Group a twenty-year contract with annual turnover of over £6 million to provide services to the Administration of Corrections, Chile.

Defence, Offshore & Remote Service

- ESS Support Services Worldwide was awarded two contracts with the **United Nations**. These two

contracts have a combined annual turnover of £14 million.

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COMPASS
GROUP

Print

Compass Group Acquires German Travel Concessions Business

5 April 2004

Compass Group's international concessions business, Select Service Partner, is pleased to announce that it has reached agreement to acquire Mitropa AG for net consideration of €17.6 million. The final price is subject to a completion balance sheet. In 2003 Mitropa reported sales of approximately €115m and a small operating loss.

Mitropa AG, acquired from Deutsche Bahn, operates concessions in over 60 railway stations and 30 motorway service areas in Germany.

Michael J. Bailey, Chief Executive, Compass Group, said: "The acquisition of Mitropa represents an excellent strategic opportunity for Compass Group in a very significant market. Mitropa will benefit from and complement our existing expertise in UK rail concessions. In addition to the opportunity that Mitropa will bring in Germany, it will also provide us with an excellent platform for further organic growth in all channels of travel concession through out Central Europe. Furthermore, we expect this deal to be value creating and drive return on capital employed in the near term."

ENDS

Enquiries:

Compass Group PLC
Sarah Ellis, Director of Investor Relations +44 (0)1932 573 000

Brunswick
Timothy Grey / Pamela Small +44 (0)20 7404 5959

Note:

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

82-5161

COMPASS
GROUP

Print

Compass Group PLC Sale of holding in Yoshinoya

13 April 2004

COMPASS GROUP PLC
Sale of holding in Yoshinoya D&C Ltd

Compass Group PLC is pleased to announce that its Japanese subsidiary, Seiyo Food Systems, has sold its entire remaining stake in Yoshinoya D&C Ltd (being 72,140 shares representing 12.7% of Yoshinoya). This represents total net proceeds to Seiyo of ¥11.8 billion (approximately £61 million).

ENDS

Enquiries:

Compass Group PLC Tel: +44 1932 573000
Sarah Ellis, Director Investor Relations

Brunswick Tel: +44 207 404 5959
Timothy Grey / Pamela Small

Notes:

1. In the financial year ended 30th September 2003, Yoshinoya contributed approximately £12 million to Compass Group's profit before tax as an associate.
2. In August 2003, Compass Group reduced its holding in Yoshinoya to 12.7%. If Compass Group's stake in Yoshinoya had been 12.7% throughout the whole financial year ended 30th September 2003, it would have made a contribution to Compass Group's profit before tax of approximately £8 million.
3. In the financial year ended 30th September 2003, Compass Group received dividends from Yoshinoya of approximately £2 million. If Compass Group's stake in Yoshinoya had been 12.7% throughout the whole financial year ended 30th September 2003, dividends received from Yoshinoya would have been approximately £1 million.
4. Yoshinoya D&C Ltd is a Japanese fast food chain with a leading position in the beef bowl business.

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COMPASS GROUP

Print

INTERIM UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2004

May 19, 2004

Click on the link to view the 'Interim Unaudited results' press release as a .doc file (582 KB).

COMPASS
GROUP

19 May 2004

COMPASS GROUP PLC

INTERIM UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2004

Compass Group is the world's leading foodservice organisation. The global foodservice market is worth over £250 billion per annum and, as the market leader, the Group only has a 5% market share. The Group operates worldwide as one organisation through a senior and experienced international team, recently strengthened by the appointment of Andrew Lynch as Chief Executive of SSP, the Group's newly created travel concessions division. Andrew Martin replaces him as Group Finance Director. The Group has held firm to its strategic focus on foodservice. Its unique business model - employing sectorisation, brand ownership and vending, allied to its international coverage, scale and global purchasing strength - continues to help retain clients, whilst attracting significant new business as the outsourcing trend continues.

Group Performance

For the six months ended 31 March 2004, the Group reported turnover of £5,844 million (2003: £5,530 million), profit before tax of £145 million (2003: £112 million), basic earnings per share of 2.5 pence (2003: 2.5 pence) and free cash flow of £86 million (2003: £85 million).

On 13 April 2004, the Group disposed of its 12.7% shareholding in Yoshinoya D&C for £61 million. During the first half of 2003, the Group disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in the first half of 2004. Excluding these discontinued activities, goodwill amortisation and 2003's exceptional items, the statistics below demonstrate the successful financial performance in the first half of 2004 from continuing activities.

	2004	2003	Increase
Turnover	£5,844m	£5,450m	7%
Total operating profit	£346m	£319m	8%
Profit before tax	£282m	£255m	11%
Basic earnings per share	8.8p	8.0p	10%
Free cash flow	£86m	£75m	15%

Note: The above table excludes discontinued activities, goodwill amortisation and 2003's exceptional items.

Movements in the profit and loss account translation rates for the Group's principal currencies had a net adverse effect on the presentation of 2004's results. Restating 2003's results at 2004's average translation rates gives an underlying increase in basic earnings per share from continuing activities before goodwill amortisation and exceptional items of 14%.

Turnover and total operating profit, before goodwill amortisation, from continuing activities increased by 7% and 8% respectively, largely as a result of strong like for like growth of 7% and 11% respectively. Movements in translation rates reduced the year on year growth in turnover by 2% and total operating profit by 4%. The initial contribution from 2004's acquisitions and the effect of a full year's benefit from 2003's acquisitions added 2% to turnover and 1% to total operating profit.

Yoshinoya contributed £1 million to profit before tax in the first half of 2004 (2003: half year £7 million, full year £10 million) and Little Chef and Travelodge contributed £7 million to profit before tax in the first half of 2003. Profit before tax from continuing activities before goodwill amortisation for the first half of 2004 was £282 million, giving a half year on half year increase of 11% compared to 2003 on the same basis.

Free cash flow for the first half of 2004 was £86 million, a 15% increase over 2003's continuing activities free cash flow of £75 million. Reported free cash flow for the first half of 2003 of £85 million included £23 million absorbed by Little Chef and Travelodge up to their date of disposal and benefited from an exceptional tax receipt of £33 million.

Divisional Performance

	2004	2003	Reported Increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	1,292	1,208	7	7	5
Continental Europe & rest of the world	2,549	2,196	16	12	7
North America	1,772	1,808	(2)	8	7
	5,613	5,212	8	10	7
Fuel	231	238	(3)	(3)	(3)
Total - continuing activities	5,844	5,450	7	9	7
Discontinued activities (UK)	-	80			
Total	5,844	5,530			
Total operating profit (before goodwill amortisation)					
United Kingdom (continuing activities)	133	125	6	6	6
Continental Europe & rest of the world	128	110	16	15	13
North America	84	83	1	15	15
	345	318	8	12	11
Associates - continuing activities	1	1	-	-	-
Total - continuing activities	346	319	8	12	11
Discontinued activities	2	24			
Total	348	343			
Operating margin (%)					
United Kingdom	8.8	8.8	-	-	10bps
Continental Europe & rest of the world	5.0	5.0	-	10bps	30bps
North America	4.7	4.6	10bps	20bps	30bps
Total	5.9	5.8	10bps	10bps	20bps

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full half year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements and compares the results against the first half of 2003. Total operating profit is before goodwill amortisation and exceptional items of £138 million (2003 : £130 million). Fuel turnover comprises £218 million in the UK and £13 million in Continental Europe and the rest of the world (2003 : £220 million and £18 million respectively). Operating margin is based on operating profit excluding associates and turnover including fuel and is in respect of continuing activities.

The Group's three geographic regions have continued to grow their turnover on a like for like basis.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 4% and changes in throughput of (1)%.

This strong performance was driven by new business wins across all sectors, with the continued trend to outsourcing in Healthcare and Education contributing to this growth. In addition to this, the continued high level of military activity around the globe and significant contract gains with clients such as ChevronTexaco and Schlumberger have generated significant incremental turnover in Defence, Offshore and Remote Site.

In addition to securing new business, the Group has remained focused on client retention which remained strong at 96%, in line with the first half of 2003.

The continuing economic weakness across most countries and its consequential effect on employment levels resulted in negative throughput. However, throughput varies by sector with Education and Healthcare unaffected by the economic cycle, each achieving positive throughput of 2% in the first half of 2004. Business and Industry had negative throughput of 2% with Vending at negative 3%, unchanged from this time last year. In better economic times, these latter two sectors would expect to achieve improved throughput performance. The Group has been successful in mitigating the impact of reductions in customer headcount by driving increased participation and spend, for example, through the utilisation of brands.

United Kingdom

The UK grew its turnover on a like for like basis by 5%, comprising Contract and Vending growth of 5% and Concessions growth of 6%. Contract and Vending benefited from a good performance in the Defence, Offshore and Remote Site sector.

During the first half of the year, the UK signed numerous prestigious contract wins and renewals across all sectors. Today, the Group announces that its UK Sports & Leisure business, All Leisure, has been awarded a new contract with Arena Coventry, with an annual turnover of £6 million. The developments within the Sports & Leisure business are encouraging with new business of £12 million in aggregate having been secured since 1 October 2003. The Group also announces the renewal of its contract with East Kent Hospitals NHS Trust, with an annual turnover of £14 million and the renewal of its contract with Derby College, with an annual turnover of £1.2 million.

UK total operating profit (excluding associates and goodwill amortisation) on continuing activities increased by 6% with the like for like operating margin increasing by 10 basis points. It is anticipated that the full year like for like operating margin will be broadly maintained in 2004 compared to 2003.

Continental Europe and the rest of the world

Achieving overall like for like turnover growth of 7% in Continental Europe and the rest of the world was particularly pleasing with strong contract gains in Business and Industry and a good performance in the Defence, Offshore and Remote Site sector. In Contract and Vending, like for like turnover grew by 10% with Concessions increasing by 2% excluding Seiyo Foods where loss-making contracts are being terminated.

Significant progress has been made within Asia and Australasia; Australia, for example, has delivered double digit like for like turnover growth this half year. The Group is also delighted with the rapid progress of Seiyo Foods in Japan and new developments in China, for example, a new joint venture with Shanghai Railway Administration. This joint venture company is providing food onboard four new high-speed trains and its initial success positions the Group well for further development within this market.

The Group's international reach continues to gain momentum with the following new contract gains being announced today:

- In the Healthcare sector Maerkische Kliniken (Germany) and Groupe Le Tonkin-Mérieux (France), with annual turnover of £1 million and £1.4 million respectively have been added.
- In Japan, Seiyo Foods was awarded a new contract by Nissan Motors, with an annual turnover of £1.4 million. This contract will include the first Caffè Ritazza in Japan.
- SSP Brazil entered the Brazilian metro market where it has been awarded a £2 million per annum contract to operate 18 locations throughout the São Paulo metro system.

In the first half of the year, the Group's Defence, Offshore and Remote Site business, ESS, was awarded or has renewed contracts with such global organisations as Chevron Nigeria Limited/Texaco Operating Company Nigeria and ConocoPhillips Scandinavia. The Group is pleased to report today its newly awarded contract with Statoil, with an annual turnover of £5 million, to provide services on the Snorre A and Snorre B platforms in the North Sea.

Continental Europe and the rest of the world total operating profit (excluding associates and goodwill amortisation) increased by 13% on a like for like basis with the operating margin increasing by 30 basis points on a like for like basis. Approximately half of the profit increase needed to achieve this margin increase comes from Onama (Italy) and Seiyo Foods (Japan) with the latter achieving an operating margin of over 3% in the first half of 2004. The balance comes primarily from improved purchasing as the Group rolls out its UK supply chain model across Continental Europe. Seiyo Foods is on track to achieve a 3% margin for 2004, rising to over 5% in the next two years.

North America

North America achieved a 7% like for like increase in turnover as a result of strong growth across all sectors. Contract and Vending grew by 7%. Concessions grew by 10% with a good performance from Sports and Events.

The pipeline of North American contract gains and renewals remains strong, with Healthcare leading the way with some £97 million of new business signed in the first half of the year.

Notable contract wins include the previously announced Jewish Hospital Medical Center and St. Michael's Hospital, with annual turnover of £2.1 million in aggregate. Today the Group is pleased to announce that Morrison Health Care Food Services has been awarded contracts by Johnson City Medical Center and Jackson County Hospital Authority, with a combined annual turnover of £3.5 million. In the Business and Industry sector, the Group today reports that Chef's Theater, New York, awarded Restaurant Associates a contract with an annual turnover of £3.9 million.

Total operating profit (excluding associates and goodwill amorisation) increased by 15% on a like for like basis delivering a 30 basis points improvement in the like for like margin. The division has invested in replicating the UK purchasing and supply chain model and the benefits of this investment are beginning to be seen.

Profit before Taxation

Profit before taxation, goodwill amortisation and 2003's exceptional items increased by 5% from £269 million to £283 million.

Yoshinoya contributed £2 million to total operating profit in the first half of 2004 (2003: half year £8 million, full year £12 million) and Little Chef and Travelodge contributed £16 million to total operating profit both in the first half and full year for 2003. Interest attributable to these businesses, based on the proceeds received, was £1 million (2003: half year £10 million, full year £11 million). Accordingly, these discontinued activities contributed £1 million to profit before tax in the first half of 2004 (2003: half year £14 million, full year £17 million). Adjusting for this, 2004's half year profit before tax on continuing activities increased by 11% from £255 million to £282 million.

Taxation

The overall Group tax charge for the half year was £73 million. The overall tax rate on ordinary activities was 25.8% of profit before goodwill amortisation which is below the UK corporate tax rate of 30%. The main reasons for the lower rate were tax losses brought forward, 3%, the tax deductibility of part of the Group's goodwill, 2%, and the benefit of prior year items, 2%, offset by higher overseas tax rates, 3%.

Goodwill Amortisation

The goodwill amortisation charge for the half year was £138 million (2003: £130 million).

Earnings per Share

Basic earnings per share for the half year on a reported basis was 2.5 pence (2003: 2.5 pence). Diluted earnings per share was 2.4 pence (2003: 2.5 pence). Basic earnings per share before goodwill amortisation and 2003's exceptional items was 8.8 pence (2003: 8.4 pence). There were no exceptional items in the first half of 2004 (2003: net £(1)million). Underlying basic earnings per share, adjusting further for discontinued activities and currency translation, is up by 14% half year on half year at 8.8 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2004 £m	2003 £m	2004 Pence	2003 Pence	Growth
Reported	53	56	2.5	2.5	-
Goodwill amortisation	138	130			
Exceptional items	-	1			
Before goodwill amortisation and exceptional items	191	187	8.8	8.4	5%
Discontinued activities	-	(8)			
Continuing activities	191	179	8.8	8.0	10%
Currency translation	-	(6)			
Underlying	191	173	8.8	7.7	14%

Discontinued activities have been taxed at the UK rate of 30% and Yoshinoya's effective tax rate of 54%. The effect of currency translation is calculated by applying 2004's half year translation rates to 2003's attributable profit.

Acquisitions

The Group made a small number of infill acquisitions in the first half of 2004 with an aggregate consideration, including cash and debt acquired, of £49 million. In April 2004, the Group completed the acquisitions of Creative Host in the USA and Mitropa in Germany for £35 million in total. These two businesses considerably strengthen the Group's presence in airport restaurants in the USA and in railway stations and motorway service areas in Germany.

The Group currently expects that the aggregate value of new acquisitions made in the current financial year will be approximately £150 million. The Group's strategic focus continues to be on the organic development of its core foodservice businesses.

Cash Flow

Free cash flow generation for the half year was £86 million (2003: £85 million). Adjusting for cash flows in respect of discontinued activities and exceptional items, as set out below, free cash flow from continuing activities for the half year increased by 15% from £75 million to £86 million.

	2004 £m	2003 £m	Increase
Free cash flow			
Reported	86	85	1%
Discontinued activities	-	23	
Exceptional items	-	(33)	
Continuing activities	86	75	15%

Working capital from continuing activities absorbed £73 million (2003: £105 million), an improvement of £32 million on turnover up by £394 million.

Payments in respect of provisions for liabilities and charges absorbed £24 million (2003: £23 million), comprising £8 million on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £6 million settling onerous contracts and £10 million settling legal and other claims.

Interest payments from continuing activities absorbed a net £58 million compared with £62 million in the first half of 2003.

Net tax payments absorbed £35 million (2003: £37 million before an exceptional tax receipt of £33 million). The net tax paid in the first half of 2004 of £35 million represents 12% of profit before tax, goodwill amortisation and exceptional items and is significantly less than the overall Group tax charge for the half year of £73 million. The main reasons for this difference are deferred tax, items allowable for tax but which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. The Group anticipates that its current tax payments will increase to approximately 18% of profit before tax, goodwill amortisation and exceptional items for the full year 2004.

Net capital expenditure from continuing activities absorbed £182 million compared with £136 million in the first half of 2003. Including £5 million purchased under finance lease contracts, net capital expenditure on continuing activities represents 3.2% of continuing turnover. Proportionally more of 2004's anticipated full year net capital expenditure has been incurred in the first half of 2004 than in the first half of 2003.

Acquisition payments were £50 million, comprising £41 million of consideration paid in respect of current year acquisitions (excluding £2 million of loans and finance lease obligations in the companies when acquired) and £9 million of deferred consideration paid.

The payment of dividends absorbed £183 million having paid both 2003's interim and final dividends in the first half of 2004 as the Group accelerates the payment of its dividends.

The net cash outflow for the half year was £141 million, before £8 million of proceeds on the issue of ordinary shares, paying £91 million for shares repurchased completing the £300 million share buy back programme and £1 million net cost of the purchase of our own shares. Debt acquired with subsidiaries was £2 million, there was £5 million of new finance leases and a translation gain on net debt for the half year of £176 million principally as a result of the US dollar to pound sterling exchange rate moving from $1.66 to $1.84 and the Euro moving from €1.43 to €1.50 over the half year.

Closing net debt as at 31 March 2004 was £2,364 million.

Dividend

An interim dividend of 3.1 pence per share has been declared on the existing share capital, an increase of 15% over last year's figure. This reflects the step change in dividends announced in December 2003. However, the increase in the total dividend for the year is expected to be broadly in line with the increase in underlying earnings, with the interim dividend representing approximately one third of the total annual dividend.

Payment of the interim dividend will be made on 16 August 2004 to shareholders on the register at the close of business on 16 July 2004. The ex-dividend date will be 14 July 2004.

Outlook

The Group's broad geographic spread and business sector portfolio means that it is not particularly exposed to any one country, sector or client, whilst the Group's unique business model continues to deliver solid like for like turnover growth, continued margin improvement and strong free cash flow generation which will deliver incremental return on capital employed.

The Group's focus on organic turnover growth allied to a quality contract retention rate and a strong pipeline of new business gives confidence that the Group is on track to deliver 7% like for like turnover growth this year; an improvement in the like for like margin of 20 basis points; strong free cash flow and improving return on capital employed. The Group looks forward to the remainder of 2004 with confidence.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

1. New contract gains and renewals announced today and previously released in the first half 2004. Please note that contract gains/renewals announced today are indicated with an '*'.

UK

Retail & Travel

- **First Great Western** awarded Rail Gourmet UK a new contract to provide a full rail catering logistics service, which commenced 27 March 2004, with annual turnover of £6 million. The contract will run to the end of First Great Western's current franchise in March 2006.

Sports & Leisure

- * **Arena Coventry** awarded FMC (All Leisure) a new ten-year contract with annual turnover of £6 million.
- **London Zoo** awarded All Leisure a new three-year retail catering contract with annual turnover of £2 million. This is in addition to the three-year extension of All Leisure's existing contract at the Zoo, with annual turnover of £1.3 million, to provide event catering and hospitality services.

Education

- * **Derby College** renewed its contract with Scolarest for a further five years with annual turnover of £1.2 million.
- **Old Swinford Hospital School** in Stourbridge awarded Scolarest a new three-year contract with annual turnover of £0.6 million to provide catering and hospitality services.

Healthcare

- * **East Kent Hospitals NHS Trust** renewed its contract with Medirest for a further seven years with annual turnover £14 million.
- **Nottinghamshire Healthcare NHS Trust** extended its contract with Medirest for a further three years with annual turnover of £3 million.
- **South West Yorkshire Mental Health NHS Trust** awarded Medirest a new five-year contract with annual turnover of £0.6 million for patient, staff and visitor catering.

Business & Industry

- * **Bristol Zoo Gardens' Clifton Pavilion** awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.4 million.
- * **Land Securities Trillium,** property outsourcing provider to the Department for Work and Pensions, renewed its contract with Eurest for a further fourteen years with annual turnover of £12 million.
- * **Norwich Cathedral** awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.5 million.
- * **The Royal Mail** renewed its contract with Quadrant Catering for a further five years with annual turnover of £75 million.

- **National Grid Transco** awarded Eurest a new three year contract with annual turnover of £3 million.
- **Perkins Engines**, a subsidiary of Caterpillar, awarded Eurest a new five-year contract with annual turnover of £0.85 million, to provide catering services to 3,000 employees at their 130 acre site in Peterborough.

NORTH AMERICA

Healthcare

- * **Jackson County Hospital Authority** awarded Morrison Healthcare Food Services a new three-year contract with annual turnover of £0.78 million.
- * **Johnson City Medical Center** awarded Morrison Healthcare Food Services a new five-year contract with annual turnover of £2.7 million.
- **Jewish Hospital Medical Center** awarded Morrison Management Services a new five-year contract with annual turnover of £1.5 million.
- **St. Michael's Hospital,** Toronto, awarded Crothall Services Canada a new five-year contract with annual turnover of £0.6 million.

Business & Industry

- * **Avon Products** awarded Flik International Inc. a new three-year contract with annual turnover of £0.7 million.
- * **Chef's Theater**, New York, awarded Restaurant Associates a new three-year contract with annual turnover of £3.9 million.
- **2005 US Open Golf Championship** awarded Restaurant Associates a new one-year contract with turnover of £2.7 million.
- New York's **Strathmore** museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Retail & Travel

- * **Denmark – DSB** (Danish railways operator) awarded SSP (Denmark) a new ten-year contract with annual turnover of £5 million.
- * **Netherlands – Transavia** awarded ILC and Eurest Inflight Services a new five-year contract with annual turnover of £2.4 million.
- * **Brazil** – Select Service Partner has been awarded a new contract with annual turnover of £2 million to operate 18 locations in São Paulo's metro stations.
- **China – Shanghai Railway Administration** entered into a fifteen-year joint venture contract with Rail Gourmet, creating the new company Shanghai Rail Gourmet Company Limited.

Sports & Leisure

- * **Japan – Kurogi Town's** Greenpia Yame leisure and resort awarded Seiyo Food Systems Kyushu a new ten-year contract with annual turnover of £4 million.
- * **Japan – Takaki Town's** Ikoi-no-mura Nagasaki resort awarded Seiyo Food Systems Kyushu a new five-year contract with annual turnover of £2.5 million.

- **Japan – Kasadojima Heights** guesthouse awarded Seiyo Foods Systems Kyushu a new five-year contract with annual turnover of £1.6 million.

Education

- * **Australia – University of Wollongong** renewed its contract with Eurest for a further ten years with annual turnover of £0.67 million.

Healthcare

- * **France – Groupe Le Tonkin-Mérieux** awarded Medirest a new contract with annual turnover of £1.4 million.
- * **Germany – Maerkische Kliniken**, Leudenscheid, awarded CCS Clinic Catering Service a contract with annual turnover of £1 million.
- * **Norway – Cato Center** renewed its contract with Medirest for a further five years with annual turnover £0.7 million.
- **France –** the **Public Hospital System of Marseille (APHM)** awarded Medirest a new contract for three years with annual turnover of £6 million.
- **Germany – HELIOS Kliniken,** Wuppertal, awarded CCS Clinic Catering Service a new contract with annual turnover of £1.5 million.
- **Spain – Parc Sanitari Pere Virgili** awarded Medirest a new ten-year contract with annual turnover of £0.6 million to provide patient and staff feeding as well as vending.

Business & Industry

- * **Portugal – Ministério Das Finanças** awarded Eurest a one-year contract with annual turnover of £1.3 million.
- * **Sweden – Saabtech** awarded Eurest a new three-year contract with annual turnover of £0.9 million.
- * **Turkey** – Four **Turkish military units** have awarded and renewed contracts with Eurest with a combined annual turnover of £7.6 million.
- * **Australia – Asian Pacific Building Corporation** awarded Eurest a three-year contract with annual turnover of £0.53 million.
- * **Chile – Antofagasta Minerals - Minera Los Pelambres** awarded ESS a new three-year contract with annual turnover of £2.3 million.
- * **Chile – OHL Agencia en Chile-Obrascon, Huarte y Lain** awarded Compass Chile a new twenty-year contract with annual turnover of £3 million.
- * **Hong Kong – ASAT Holding Ltd** awarded Eurest a new three year contract with annual turnover of £0.5 million.
- * **Japan – Nissan Motor Co., Ltd.** awarded Seiyo Food Systems a new one-year contract with annual turnover of £1.4 million. Caffè Ritazza will be introduced into the corporate restaurant, the first in Japan.
- **France – Areva** awarded Eurest a new five-year contract with annual turnover of £2.4 million.
- **France – Les Chantiers de l'Atlantique** awarded Eurest a new five-year contract with annual turnover of £3 million.
- **Italy – the Ministry of Defence** awarded Onama a new contract for three years with annual turnover of £7 million.

- **Sweden – Kraft Foods** awarded Eurest a new three-year contract with annual turnover of £0.5 million for staff feeding services.
- **Chile – Vinci Construction Grand Projects** (VCGP) awarded Compass Group a twenty-year contract with annual turnover of over £6 million to provide services to the Administration of Corrections, Chile.
- **Japan – Nippon Telegraph and Telephone East Corp.** awarded Seiyo Food Systems a new one-year contract with annual turnover of £0.6 million.
- **Royal Philips Electronics** extended its Global Foodservice Agreement with Compass Group for a further 10 years.

Vending

- * **France – Club Med Gym** awarded Selecta a new five-year contract with annual turnover of £0.3 million.
- * **Spain – Madrid Metro Expansion** renewed its contract with Selecta for a further year with annual turnover of £0.3 million.
- * **Spain – RENFE** (Spanish national rail operator) awarded Selecta a new one-year contract with annual turnover of £0.3 million.

Defence, Offshore & Remote Service

- * **Norway – Statoil** awarded ESS Offshore Norway a new three-year contract with annual turnover of £5 million for services provision on Snorre A & B platforms in the North Sea.
- **Scandinavia – ConocoPhillips Scandinavia AS** renewed its six-year contract with ESS Offshore AS with annual turnover of £12 million.
- **Nigeria – Chevron Nigeria Limited / Texaco Operating Company Nigeria** awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £10 million.
- ESS Support Services Worldwide was awarded two contracts with the **United Nations**. These two contracts have a combined annual turnover of £14 million.

2. Results presentation, teleconference, and webcast.

A presentation for analysts and investors will take place at 9:30 am (BST) on Wednesday, 19 May 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2 (Holborn).

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial +44 20 7019 9504
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 25 May 2004. To hear the replay, dial (UK) +44 20 7984 7578 or (US) +1 718 354 1112.

The replay passcode is 435563#

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

For North American based investors, there will be a conference call starting at 12:15 pm (EDT), with a replay of the morning's presentation followed by a live Q&A session.

- To listen to the presentation and participate in the conference call, dial +1 718 354 1152
- To view synchronised slides of the presentation, go to www.compass-group.com or www.cantos.com

3. Management interviews.

Interviews with Michael J Bailey and Andrew Martin in video, audio and text are available from 7:00 am (BST) on www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	19 May 2004 - 020 7404 5959 (thereafter 01932 573000)
Michael J Bailey	Group Chief Executive
Andrew Martin	Group Finance Director

Brunswick	020 7404 5959
Timothy Grey	
Pamela Small	

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com

COMPASS
GROUP

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2004 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds, the consolidated balance sheet, the consolidated cash flow statement, the notes to the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

Deloitte & Touche LLP
Chartered Accountants
London
19 May 2004

COMPASS GROUP

COMPASS GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2004

	Before goodwill amortisation £m	Goodwill amortisation £m	Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Turnover (note 2)					
Continuing activities	**5,826**	-	**5,826**	5,450	11,206
Acquisitions	**18**	-	**18**	-	-
	5,844	-	**5,844**	5,450	11,206
Discontinued activities	-	-	-	80	80
	5,844	-	**5,844**	5,530	11,286
Operating costs	**(5,499)**	**(138)**	**(5,637)**	(5,326)	(10,780)
Operating profit (note 2)					
Continuing activities	**345**	**(138)**	**207**	188	490
Acquisitions	-	-	-	-	-
	345	**(138)**	**207**	188	490
Discontinued activities	-	-	-	16	16
	345	**(138)**	**207**	204	506
Share of operating profits of associated undertakings					
Continuing activities	**1**	-	**1**	1	3
Discontinued activities	**2**	-	**2**	8	12
Total operating profit: Group and share of associated undertakings (note 2)	**348**	**(138)**	**210**	213	521
Loss on disposal of business – discontinued activities (note 3)	-	-	-	(27)	(27)
Interest receivable and similar income	**4**	-	**4**	5	16
Interest payable and similar charges	**(69)**	-	**(69)**	(79)	(152)
Net interest	**(65)**	-	**(65)**	(74)	(136)
Profit on ordinary activities before taxation	**283**	**(138)**	**145**	112	358
Tax on profit on ordinary activities (note 4)	**(73)**	-	**(73)**	(44)	(143)
Profit on ordinary activities after taxation	**210**	**(138)**	**72**	68	215
Equity minority interests	**(19)**	-	**(19)**	(12)	(31)
Profit for the financial period	**191**	**(138)**	**53**	56	184
Equity dividends (note 5)	**(66)**	-	**(66)**	(60)	(183)
Profit/(loss) for the period retained	**125**	**(138)**	**(13)**	(4)	1
Basic earnings per ordinary share (note 6)			**2.5p**	2.5p	8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	**8.8p**			8.4p	20.8p
Diluted earnings per ordinary share (note 6)			**2.4p**	2.5p	8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	**8.8p**			8.4p	20.7p

The half-year results are unaudited but have been reviewed by the auditors. The results for the year ended 30 September 2003 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

COMPASS GROUP

COMPASS GROUP PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 March 2004

	Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Profit for the financial period	**53**	56	184
Currency translation differences on foreign currency net investments	**21**	(31)	(32)
Total gains and losses recognised in the period	**74**	25	152

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
For the six months ended 31 March 2004

	Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Profit for the financial period	**53**	56	184
Dividends	**(66)**	(60)	(183)
	(13)	(4)	1
Currency translation differences on foreign currency net investments	**21**	(31)	(32)
Issue of shares	**8**	6	12
Repurchase of shares	**(69)**	(55)	(233)
Purchase of own shares	**(1)**	-	-
Net reduction in shareholders' funds	**(54)**	(84)	(252)
Opening shareholders' funds	**2,579**	2,831	2,831
Closing shareholders' funds	**2,525**	2,747	2,579

COMPASS GROUP

COMPASS GROUP PLC

CONSOLIDATED BALANCE SHEET
As at 31 March 2004

	Notes	31 Mar 2004 Reviewed £m	31 Mar 2003 Reviewed £m	30 Sep 2003 Audited £m
Fixed assets				
Intangible assets		**4,217**	4,568	4,436
Tangible assets		**1,735**	1,684	1,734
Investments		**75**	114	73
		6,027	6,366	6,243
Current assets				
Stocks		**251**	217	229
Debtors: amounts falling due within one year		**1,549**	1,574	1,530
amounts falling due after more than one year		**271**	358	309
Cash at bank and in hand		**284**	281	303
		2,355	2,430	2,371
Creditors: amounts falling due within one year		**(2,900)**	(3,585)	(3,093)
Net current liabilities		**(545)**	(1,155)	(722)
Total assets less current liabilities		**5,482**	5,211	5,521
Creditors: amounts falling due after more than one year		**(2,500)**	(1,942)	(2,457)
Provisions for liabilities and charges	7	**(399)**	(453)	(429)
Equity minority interests		**(58)**	(69)	(56)
Net assets		**2,525**	2,747	2,579
Capital and reserves				
Called up share capital		**215**	222	217
Share premium account	8	**92**	80	84
Capital redemption reserve	8	**9**	2	7
Merger reserve	8	**4,170**	4,170	4,170
Profit and loss account	8	**(1,960)**	(1,727)	(1,899)
Less: own shares		**(1)**	-	-
Total equity shareholders' funds		**2,525**	2,747	2,579

COMPASS GROUP

COMPASS GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2004

		Half-year ended 31 Mar 2004 Reviewed		Half-year ended 31 Mar 2003 Reviewed		Year ended 30 Sep 2003 Audited
	£m	£m	£m	£m	£m	£m
Net cash inflow from operating activities (note I)		**373**		309		933
Dividends from associated undertakings		**2**		2		5
Returns on investments and servicing of finance						
Interest received	**3**		5		15	
Interest paid	**(60)**		(75)		(163)	
Interest element of finance lease rental payments	**(1)**		(1)		(3)	
Dividends paid to minority interests	**(14)**		(2)		(15)	
Net cash outflow from returns on investments and servicing of finance		**(72)**		(73)		(166)
Taxation						
Tax received	**1**		36		41	
Tax paid	**(36)**		(40)		(86)	
Net tax paid		**(35)**		(4)		(45)
Capital expenditure and financial investment						
Purchase of tangible fixed assets	**(196)**		(169)		(376)	
Sale of tangible fixed assets	**14**		20		64	
Total capital expenditure and financial investment		**(182)**		(149)		(312)
Free cash flow		**86**		85		415
Acquisitions and disposals						
Purchase of subsidiary companies	**(50)**		(189)		(296)	
Net proceeds from businesses held for resale	**-**		31		30	
Sale of subsidiary companies and associated undertakings	**6**		661		720	
Total acquisitions and disposals		**(44)**		503		454
Equity dividends paid		**(183)**		(47)		(159)
Net cash (outflow)/inflow from investing activities		**(227)**		456		295
Net cash (outflow)/inflow before financing		**(141)**		541		710
Management of liquid resources: Sale of marketable securities		**-**		3		3
Financing						
Issue of ordinary share capital	**8**		6		12	
Repurchase of share capital	**(91)**		(45)		(211)	
Purchase of own shares, net	**(1)**		(2)		-	
Debt due within a year:						
Decrease in bank loans and loan notes	**(47)**		(545)		(218)	
Debt due after a year:						
Increase/(decrease) in bank loans and loan notes	**291**		(93)		(464)	
Capital element of finance lease rentals	**(14)**		(5)		(16)	
Net cash inflow/(outflow) from financing		**146**		(684)		(897)
Increase/(decrease) in cash in the period		**5**		(140)		(184)
Reconciliation of net cash flow to movement in net debt (note II)						
Increase/(decrease) in cash in the period		**5**		(140)		(184)
Cash flow from change in debt and lease finance		**(230)**		643		698
Change in net debt resulting from cash flows		**(225)**		503		514
Changes in finance leases and loans acquired with subsidiaries		**(7)**		(23)		(41)
Effect of foreign exchange rate changes		**176**		(116)		(79)
Movement in net debt in the period		**(56)**		364		394
Opening net debt		**(2,308)**		(2,702)		(2,702)
Closing net debt		**(2,364)**		(2,338)		(2,308)

COMPASS GROUP

COMPASS GROUP PLC

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2004

		Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
I	**Reconciliation of operating profit to net cash inflow from operating activities:**			
	Operating profit before goodwill amortisation	**348**	343	797
	Depreciation	**130**	119	243
	EBITDA	**478**	462	1,040
	(Profit)/loss on disposal of fixed assets and businesses	**(5)**	1	(8)
	Share of profit of associated undertakings	**(3)**	(9)	(15)
	Expenditure in respect of provisions for liabilities and charges	**(24)**	(23)	(46)
	Increase in stocks	**(37)**	(12)	(33)
	Increase in debtors	**(105)**	(108)	(64)
	Increase/(decrease) in creditors	**69**	(2)	59
	Net cash inflow from operating activities	**373**	309	933

		1 Oct 2003 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	31 Mar 2004 £m
II	**Analysis of net debt:**						
	Cash at bank and in hand	**303**	**1**	**(20)**	**-**	**-**	**284**
	Overdrafts	**(98)**	**4**	**2**	**-**	**-**	**(92)**
		205	**5**	**(18)**	**-**	**-**	**192**
	Debt due within one year	**(111)**	**47**	**12**	**-**	**(61)**	**(113)**
	Debt due after one year	**(2,336)**	**(291)**	**178**	**(1)**	**61**	**(2,389)**
	Finance leases	**(66)**	**14**	**4**	**(1)**	**(5)**	**(54)**
		(2,513)	**(230)**	**194**	**(2)**	**(5)**	**(2,556)**
	Total	**(2,308)**	**(225)**	**176**	**(2)**	**(5)**	**(2,364)**

COMPASS GROUP

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS
For the six months ended 31 March 2004

1. Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2004 have been prepared on the basis of the accounting policies disclosed in the 2003 Annual Report with the exception of the introduction of UITF abstract 38 "Accounting for ESOP trusts" which has impacted prior periods for the disclosure of own shares in the consolidated balance sheet and the consolidated cash flow statement in respect of purchase of own shares.

2. Turnover and operating profit		Continuing activities £m	Acquisitions £m	Discontinued activities £m	Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Turnover							
Foodservice							
Geographical analysis:							
- United Kingdom	- Continuing	**1,505**	**5**	**-**	**1,510**	1,428	2,980
	- Discontinued	**-**	**-**	**-**	**-**	80	80
- Continental Europe and the rest of the world		**2,557**	**5**	**-**	**2,562**	2,214	4,664
- North America		**1,764**	**8**	**-**	**1,772**	1,808	3,562
		5,826	**18**	**-**	**5,844**	5,530	11,286
Operating profit (before goodwill amortisation)							
Foodservice							
- The Company and its subsidiary companies							
	- Continuing	**345**	**-**	**-**	**345**	318	766
	- Discontinued	**-**	**-**	**-**	**-**	16	16
- Associated undertakings	- Continuing	**1**	**-**	**-**	**1**	1	3
	- Discontinued	**-**	**-**	**2**	**2**	8	12
		346	**-**	**2**	**348**	343	797
Geographical analysis:							
- United Kingdom							
The Company and its subsidiary companies				**-**			
	- Continuing	**133**	**-**		**133**	125	360
	- Discontinued	**-**	**-**	**-**	**-**	16	16
Associated undertakings		**1**	**-**	**-**	**1**	1	2
- Continental Europe and the rest of the world							
The Company and its subsidiary companies		**128**	**-**	**-**	**128**	110	229
Associated undertakings	- Continuing	**-**	**-**	**-**	**-**	-	-
	- Discontinued	**-**	**-**	**2**	**2**	8	12
- North America							
The Company and its subsidiary companies		**84**	**-**	**-**	**84**	83	177
Associated undertakings		**-**	**-**	**-**	**-**	-	1
		346	**-**	**2**	**348**	343	797
Amortisation of goodwill - continuing:							
- United Kingdom		**(77)**	**-**	**-**	**(77)**	(77)	(155)
- Continental Europe and the rest of the world		**(38)**	**-**	**-**	**(38)**	(28)	(70)
- North America		**(23)**	**-**	**-**	**(23)**	(25)	(51)
		(138)	**-**	**-**	**(138)**	(130)	(276)
Total operating profit		**208**	**-**	**2**	**210**	213	521

Total operating profit after goodwill amortisation for the half-year ended 31 March 2004 relates to foodservice analysed as UK £57 million, Continental Europe and the rest of the world £92 million and North America £61 million, (2003 half-year: £65 million, £90 million and £58 million respectively and full year ended 30 September 2003: £223 million, £171 million and £127 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

3. Exceptional items	Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Loss on disposal of discontinued activities – Little Chef and Travelodge	-	27	27

4. Tax on profit on ordinary activities	Half-year ended 31 Mar 2004 Reviewed £m	Half-year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
UK corporation tax	**15**	22	41
Overseas tax payable	**53**	36	89
Overseas tax on share of profits of associated undertakings	**1**	3	6
	69	61	136
UK deferred tax	**15**	5	11
Impact of discounting UK deferred tax	**(1)**	(1)	5
Overseas deferred tax	**-**	10	54
Impact of discounting overseas deferred tax	**(4)**	(3)	(12)
	79	72	194
Adjustments in respect of prior years:			
UK corporation tax	**(2)**	5	(13)
Overseas tax payable	**(3)**	3	(12)
UK deferred tax	**(1)**	(10)	(16)
Overseas deferred tax	**-**	(2)	16
Impact of discounting overseas deferred tax	**-**	2	-
	(6)	(2)	(25)
Total tax charge before exceptional items	**73**	70	169
Exceptional items:			
UK corporation tax	**-**	4	4
Overseas tax payable	**-**	3	3
Prior year UK corporation tax	**-**	(33)	(33)
Total exceptional tax credit	**-**	(26)	(26)
Tax on profit on ordinary activities after exceptional items	**73**	44	143

United Kingdom corporation tax has been charged at 30% (2003: 30%).

The exceptional UK corporation tax charge, £4 million, and overseas tax charge, £3 million, both relate to the disposal of the Little Chef and Travelodge businesses. The prior year exceptional UK corporation tax credit, £(33) million, relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustments to goodwill has passed.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

5. Dividends	Per share	Half-year ended 31 Mar 2004 Reviewed £m	Per share	Half-year ended 31 Mar 2003 Reviewed £m	Per share	Year ended 30 Sep 2003 Audited £m
Dividends on ordinary shares of 10p each						
Interim	**3.1p**	**66**	2.7p	60	2.7p	60
Final	**-**	**-**	-	-	5.7p	123
	3.1p	**66**	2.7p	60	8.4p	183

6. Earnings per share	Half-year ended 31 Mar 2004 Before goodwill amortisation Reviewed £m	Half-year ended 31 Mar 2004 After goodwill amortisation Reviewed £m	Half-year ended 31 Mar 2003 Before goodwill amortisation and exceptional items Reviewed £m	Half-year ended 31 Mar 2003 After goodwill amortisation and exceptional items Reviewed £m	Year ended 30 Sep 2003 Before goodwill amortisation and exceptional items Audited £m	Year ended 30 Sep 2003 After goodwill amortisation and exceptional items Audited £m
Attributable profit for basic and diluted earnings per share	**191**	**53**	187	56	461	184
	millions	millions	millions	millions	millions	millions
Average number of shares for basic earnings per share	**2,162**	**2,162**	2,233	2,233	2,218	2,218
Dilutive share options	**10**	**10**	6	6	5	5
Average number of shares for diluted earnings per share	**2,172**	**2,172**	2,239	2,239	2,223	2,223
Basic earnings per share	**8.8p**	**2.5p**	8.4p	2.5p	20.8p	8.3p
Diluted earnings per share	**8.8p**	**2.4p**	8.4p	2.5p	20.7p	8.3p

Earnings per share before goodwill amortisation and exceptional items has been shown to disclose the impact of goodwill amortisation and exceptional items on underlying earnings.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

7. Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2003	279	48	91	11	429
Arising from acquisitions	-	-	(2)	-	(2)
Expenditure in the period	(8)	(6)	(10)	-	(24)
Charged to profit and loss account	8	-	-	-	8
Credited to profit and loss account	(1)	-	-	-	(1)
Currency adjustment	(8)	(1)	(2)	-	(11)
At 31 March 2004	270	41	77	11	399

Insurance, pensions and other post-employment benefits relate to the costs of self-funded pension and insurance schemes or statutory retirement arrangements and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 1 to 16 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

				Consolidated profit and loss account		
8. Reserves	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
At 1 October 2003	84	7	4,170	233	(2,132)	(1,899)
Foreign exchange reserve movements	-	-	-	21	-	21
Premium on ordinary shares issued, net of expenses	8	-	-	-	-	-
Repurchase and cancellation of shares	-	2	-	(69)	-	(69)
Retained loss for the period	-	-	-	(13)	-	(13)
At 31 March 2004	92	9	4,170	172	(2,132)	(1,960)

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

9. Post balance sheet events

On 2 April 2004, the Group acquired Mitropa for £11 million in order to strengthen its presence in catering at German railway stations and motorway service areas.

On 13 April 2004, the Group acquired Creative Host in the USA for £24 million, which caters in airport restaurants. Also on this date, the Group disposed of its 12.74% interest in Yoshinoya D&C in Japan for £61 million.

10. Exchange rates

	Translation rate for the six months ended 31 Mar 2004	Closing rate as at 31 Mar 2004
Exchange rates for major currencies used during the period were:		
Australian Dollar	2.40	2.41
Canadian Dollar	2.34	2.42
Danish Krone	10.84	11.13
Euro	1.46	1.50
Japanese Yen	191.29	191.20
Norwegian Krone	12.26	12.62
Swedish Krona	13.30	13.86
Swiss Franc	2.27	2.33
US Dollar	1.77	1.84

11. This announcement is being sent to all shareholders on the register at 19 May 2004 and is available to the general public at Compass House, Guildford Street, Chertsey, Surrey, KT16 9BQ (the company's registered office) during office hours.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC announces new international concessions division and board appointments (January 14, 2004).

2. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 373.43 pence per share (January 20, 2004).

3. Notification from Compass Group PLC relating to the purchase for cancellation of 650,000 ordinary shares at the price of 370.56 pence per share (January 21, 2004).

4. Notification from Compass Group PLC relating to the purchase for cancellation of 300,000 ordinary shares at the price of 366.42 pence per share (January 22, 2004).

5. Notification from Compass Group PLC relating to the purchase for cancellation of 700,000 ordinary shares at the price of 364.05 pence per share (January 23, 2004).

6. Notification from Compass Group PLC relating to the purchase for cancellation of 600,000 ordinary shares at the price of 362.38 pence per share (January 26, 2004).

7. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price of 363.03 pence per share (January 27, 2004).

8. Notification from Compass Group PLC relating to the purchase for cancellation of 300,000 ordinary shares at the price of 357.40 pence per share (January 28, 2004).

9. Notification from Compass Group PLC relating to the purchase for cancellation of 50,000 ordinary shares at the price of 360.00 pence per share (January 29, 2004).

10. Notification from Compass Group PLC relating to the purchase for cancellation of 450,000 ordinary shares at the price of 370.18 pence per share (January 30, 2004).

11. Notification from Compass Group PLC relating to the purchase for cancellation of 25,000 ordinary shares at the price of 368.85 pence per share (February 3, 2004).

12. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 370.43 pence per share (February 4, 2004).

13. Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 107,530 ordinary shares in the Company to satisfy entitlements in connection with annual bonus arrangements for the year ended September 30, 2003 and of 107 ordinary

shares to satisfy obligations arising under an arrangement established at the time of the Granada Compass merger in July 2000 (February 4, 2004).

14. Notification from Compass Group PLC relating to the purchase for cancellation of 200,000 ordinary shares at the price of 368.84 pence per share (February 5, 2004).

15. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 368.94 pence per share (February 10, 2004).

16. Notification from Compass Group PLC relating to the purchase for cancellation of 860,000 ordinary shares at the price of 365.9012 pence per share (February 11, 2004).

17. Compass Group PLC – Chairman's AGM statement (February 16, 2004).

18. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price of 364.4180 pence per share (February 16, 2004).

19. Notification from Compass Group PLC confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 17, 2004).

20. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 369.942 pence per share (February 17, 2004).

21. Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 81,309 ordinary shares in the Company to satisfy entitlements in connection with annual bonus arrangements for the year ended September 30, 2003 (February 18, 2004).

22. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price of 365.6776 pence per share (February 18, 2004).

23. Notification from Compass Group PLC relating to the acquisition by the Trustee of the Compass Group Employee Trust No.2 of 84,835 ordinary shares in the Company and subsequent disposal of 43,228 shares to satisfy entitlements in connection with annual bonus arrangements (February 18, 2004).

24. Compass Group PLC acquires US airport concessions business (February 19, 2004).

25. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price of 363.7162 pence per share (February 20, 2004).

26. Compass Group PLC – Notice of forthcoming trade update and results dates (February 25, 2004).

27. Notification from Compass Group PLC relating to the purchase for cancellation of 310,000 ordinary shares at the price of 364.7016 pence per share (February 25, 2004).

28. Compass Group PLC – First international company to provide railway catering in China (March 1, 2004)

29. Compass Group PLC – Notice of filing with German competition authority (March 2, 2004).

30. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 369.0 pence per share (March 5, 2004).

31. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price of 369.92 pence per share (March 9, 2004).

32. Notification from Compass Group PLC relating to the purchase for cancellation of 841,000 ordinary shares at the price of 366.0 pence per share (March 10, 2004).

33. MITIE Group PLC – Announces *inter alia* £20m facilities contract (including Eurest - part of Compass Group PLC - as provider of catering and vending services) with Nissan at its plant in Sunderland (March 16, 2004).

34. Compass Group PLC – Declaration relating to the appointment of Andrew Martin as an executive director of the Company (March 24, 2004).

35. Compass Group PLC – Trading update (March 26, 2004).

36. Compass Group PLC – Notification of changes in Directors' interests in ordinary shares in the Company (March 30, 2004).

37. Compass Group PLC – Acquires German travel concessions business (April 5, 2004).

38. Compass Group PLC – Sale of holding in Yoshinoya D&C Ltd (April 13, 2004).

39. Compass Group PLC – Block-listing six monthly review (April 16, 2004).

40. Compass Group PLC – Interim unaudited results for the six months ended March 31, 2004 (May 19, 2004).

41. Notification from Compass Group PLC confirming that copy of the Interim Report 2004 is available at the Document Viewing Facility of the UKLA (February 17, 2004).

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Company	Compass Group PLC
TIDM	CPG
Headline	New Board Appointment
Released	10:00 14 Jan 2004
Number	2111U

RNS Number:2111U
Compass Group PLC
14 January 2004

Compass Group PLC Announces New International Concessions Division and Board Appointment

14 January 2004

Compass Group today announces the appointment of Andrew Lynch as Chief Executive Officer of its newly created international concessions division, Select Service Partner (SSP). This move brings together Compass Group's concession operations and the development of the Group's brand portfolio, which includes Ritazza, Upper Crust and Harry Ramsden's, into one division.

Andrew Lynch moves into the role following seven successful years as Compass Group Finance Director. He continues as an executive member of the Compass Group PLC board.

The Group is also pleased to announce the appointment of Andrew Martin as its new Group Finance Director and executive member of the Compass Group PLC board as of Monday, 15th March 2004.

Andrew Martin rejoins Compass from First Choice Holidays PLC where he has been Group Finance Director for the past two and a half years. Prior to this Andrew spent six years with Compass and Granada in a number of senior financial management positions in contract catering and hotels.

Michael J Bailey, Group Chief Executive, said:
"We are delighted Andrew Lynch is to head up our international concessions division, and that we have appointed a Finance Director with the experience of Andrew Martin to step into his shoes."

"Compass Group remains focussed on organic growth. Retail expertise is one of our key differentiators and the creation of this new division will enable us to build on our market leading position."

Andrew Lynch, CEO, Select Service Partner, said:
"Developing sector specialisation and building strong brands is a core part of the Group's strategy. This move will enable us to improve the effectiveness and efficiency of our concessions operations through dedicated management and ensure the development of our unique brand portfolio is closely aligned to operations. Sharing best practice is an important factor in Compass Group's success and this move will facilitate the transfer of retail skills into the contract environment where brands give us an increasingly important competitive advantage."

(continued)

Enquiries:

Compass Group PLC +44 (0) 1932 573000

Michael J Bailey, Group Chief Executive
Sarah Ellis, Director Investor Relations

Brunswick Group Ltd +44 (0) 20 7404 5959
Timothy Grey / Pamela Small

Note to Editors

Select Service Partner
SSP will have responsibility for the following company-owned brands: Caffe Ritazza, Upper Crust, amigo, Harry Ramsden's, Millie's and Moto; as well as for the following third party brands: M&S Simply Food, Burger King, Krispy Kreme, Pizza Hut and Sbarro.

Andrew Lynch
Andrew Lynch, age 47, is Group Finance Director of Compass Group PLC. He was Finance Director of Travellers Fare Limited between 1989 and 1994 and Finance Director of Compass Group's UK division between 1994 and 1997. He has held his current appointment since 1997. He is a Fellow of the Institute of Chartered Accountants and a non-executive director of Dixons Group plc. His earlier career included various positions with KPMG and Prudential Corporation plc.

Andrew Martin
Andrew Martin, age 43, joined the Board of First Choice Holidays PLC as Group Finance Director on 17 September 2001. He was previously a partner with Arthur Andersen and held senior financial positions with Forte plc and Granada Group plc before becoming Finance Director of the Restaurants & Services Division of Granada Group plc and, subsequently, Finance Director of the Hotels Division of Compass Group PLC. He is an Associate of the Institute of Chartered Accountants and an Associate of the Institute of Tax.

Compass Group
Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.
For more information, visit www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:20 20 Jan 2004
Number	4579U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 January 2004 it purchased for cancellation 500,000 ordinary shares at the price of 373.43 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:18 21 Jan 2004
Number	5094U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21st January 2004 it purchased for cancellation 650,000 ordinary shares at the price of 370.56 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:52 22 Jan 2004
Number	5564U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22nd January 2004 it purchased for cancellation 300,000 ordinary shares at the price of 366.42 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 23 Jan 2004
Number	6080U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23rd January 2004 it purchased for cancellation 700,000 ordinary shares at the price of 364.05 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:08 26 Jan 2004
Number	6563U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26th January 2004 it purchased for cancellation 600,000 ordinary shares at the price of 362.38 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:35 27 Jan 2004
Number	7046U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27th January 2004 it purchased for cancellation 1,000,000 ordinary shares at the price of 363.03 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 28 Jan 2004
Number	7547U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28th January 2004 it purchased for cancellation 300,000 ordinary shares at the price of 357.4 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:06 29 Jan 2004
Number	8107U

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29th January 2004 it purchased for cancellation 50,000 ordinary shares at the price of 360 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:31 30 Jan 2004
Number	8602U

RNS Number:8602U
Compass Group PLC
30 January 2004

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30th January 2004 it purchased for cancellation 450,000 ordinary shares at the price of 370.18 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000
Jeremy Thompson	ABN AMRO Equities (UK) Ltd	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:41 3 Feb 2004
Number	9796U

RNS Number:9796U
Compass Group PLC
03 February 2004

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3rd February 2004 it purchased for cancellation 25,000 ordinary shares at the price of 368.85 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley   Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:21 4 Feb 2004
Number	0400V

RNS Number:0400V
Compass Group PLC
04 February 2004

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4th February 2004 it purchased for cancellation 500,000 ordinary shares at the price of 370.43 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	18:23 4 Feb 2004
Number	0395V

RNS Number:0395V
Compass Group PLC
4 February 2004

Letter to RNS

Compass Group PLC (the Company) announces that on 4 February 2004, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), acquired 107,530 ordinary shares in the Company (Shares).

The Shares were acquired on the market at 371p per Share on 4 February 2004. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements in connection with their annual bonus arrangements for the year ended September 2003. None of the participants was a director of the Company.

On 4 February 2004 the Trustee also subscribed for 107 Shares. The Shares were subscribed at 370.75p per Share, being the middle market quotation of a Share on 2 February 2004. Following this acquisition, the Trustee distributed all these shares to satisfy a participant's entitlement under arrangements for employees at the time of the Granada Compass merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of shares.

Following the distribution of these shares, no shares are held by the Trust.

Letter from Compass Group Plc

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 5 Feb 2004
Number	0880V

RNS Number:0880V
Compass Group PLC
05 February 2004

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5th February 2004 it purchased for cancellation 200,000 ordinary shares at the price of 368.84 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000
Jeremy Thompson	ABN AMRO Equities (UK) Ltd	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:28 10 Feb 2004
Number	2517V

RNS Number:2517V
Compass Group PLC
10 February 2004

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10th February 2004 it purchased for cancellation 500,000 ordinary shares at the price of 368.94 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 11 Feb 2004
Number	3077V

11 February 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 11 February 2004 it purchased for cancellation 860,000 ordinary shares at a price of 365.9012p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	AGM Statement
Released	07:00 16 Feb 2004
Number	4410V

RNS Number:4410V
Compass Group PLC
16 February 2004

16th February 2004

Compass Group PLC
Chairman's AGM Statement

Compass Group holds its AGM today at the Queen Elizabeth II Centre, London at 11.00am. At this meeting Sir Francis Mackay, Chairman of Compass Group PLC, will provide shareholders with the following update:

"2003 was another challenging year in most markets around the world. However, with Compass Group's geographic and sector diversity, the rapid and effective response of our management teams, and our continued focus on client retention, we are pleased to report that we have delivered on our goals. On continuing activities, excluding goodwill amortisation and exceptional items, the Group achieved turnover of £11.2 billion, an increase of 9%, or 6% on a like-for-like basis; operating profit of £781 million, an increase of 11%; basic earnings per share of 20.6 pence, an increase of 13%; and a 30 basis points improvement in the like-for-like margin. We also achieved a 20% increase in free cash flow generation, to £405 million and declared a dividend per share of 8.4p, up 18% in the full year and 47% over the last two years."

Current Trading

"2004 has started well and trading in the first four months of the current financial year has been in line with expectations."

Business Development

"The strong growth in new business in 2003 has continued in 2004 in all sectors and geographies. The trends that we reported on at the Preliminary results in December 2003 have remained broadly unchanged, with the ongoing outsourcing in Healthcare and Education and increased activity in the Defence, Offshore and Remote Site sector driving new business wins."

"Today, we are announcing a number of significant contract wins and renewals across the business. In North America, New York's Strathmore museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million. In France, the Public Hospital System of Marseille (APHM) awarded Medirest a new contract for three years with annual turnover of £6 million. Elsewhere in France, Les Chantiers de l'Atlantique awarded Eurest a new five-year contract with annual turnover of £3 million. In Italy, the Ministry of Defence has awarded Onama a new contract for three years with annual turnover of £7 million."

"In the UK, Nottinghamshire Healthcare NHS Trust extended its contract with Medirest for a further three years with annual turnover of £3 million. Additionally, National Grid Transco awarded Eurest a new three contract with annual turnover of £3 million."

"In Chile, the Administration of Corrections, San Juan has awarded Compass Group a twenty-year contract with annual turnover of over £6 million. In addition, ESS Support Services Worldwide has been awarded two contracts with the United Nations. These two contracts have a combined annual turnover of £14 million."

"Our two most significant recent acquisitions, Seiyo Foods in Japan and Onama in Italy, are both delivering good results. Furthermore, in Italy, we are continuing to develop our roadside business and we have recently been awarded contracts to operate seven motorway service areas, bringing the total we will operate in Italy to nineteen."

Contract Retention and Throughput

"Strong new business growth has been accompanied by a continuation of our high contract retention rate of 95%."

"Throughput for the Group has remained broadly in line with that reported in December 2003. Although we continue to see some signs of economic recovery in certain geographies, it is too early to confirm this as a trend."

Outlook

"The strong start to the year gives us confidence in re-iterating our full year targets for 2004. We are well on track to securing the new business we need to deliver at least 6% like-for-like turnover growth and the new business pipeline remains encouraging."

"We are continuing to benefit from our investment in the infrastructure needed to extract cost savings from our operations. This, combined with margin improvement in our most recently acquired businesses gives us confidence that we are on track to deliver a 20 to 30 basis point improvement in like-for-like margin, strong free cash flow and improving return on capital employed in 2004."

Non Executive Directors

"Denis Cassidy is up for re-election today for a term of only one year due to him having reached 70 years of age. Denis has been a marvellous contributor to the success of the Group and I have no hesitation in recommending his re-election. However, regrettably, he has indicated that he will not be seeking re-election at the next AGM."

ENDS

Enquiries:

Sarah Ellis	Compass Group PLC	01932 573000
Timothy Grey / Pamela Small	Brunswick	020 7404 5959

Note to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £11bn. Compass Group has over 400,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 16 Feb 2004
Number	4889V

16 February 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 16 February 2004 it purchased for cancellation 1,000,000 ordinary shares at a price of 364.4180p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Result of AGM
Released	12:00 17 Feb 2004
Number	5083V

RNS Number:5083V
Compass Group PLC
17 February 2004

Compass Group PLC - Annual General Meeting 2004

Copies of the Resolutions passed by way of special business at the Annual General Meeting held on 16 February 2004 have been submitted for publication through the Document Viewing Facility of the UK Listing Authority in accordance with paragraph 9.31 of the Listing Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 17 Feb 2004
Number	5365V

17 February 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 17 February 2004 it purchased for cancellation 500,000 ordinary shares at a price of 369.942p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:04 18 Feb 2004
Number	5525V

RNS Number:5525V
Compass Group PLC
18 February 2004

Compass Group PLC (the Company) announces that on 18 February 2004, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), acquired 81,309 ordinary shares in the Company (Shares).

The Shares were acquired on the market at 364.6p per Share on 18 February 2004. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements in connection with their annual bonus arrangements for the year ended September 2003. None of the participants was a director of the Company.

Following the distribution of these shares, no shares are held by the Trust.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	*Transaction in Own Shares*
Released	16:57 18 Feb 2004
Number	5847V

18 February 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 18 February 2004 it purchased for cancellation 1,500,000 ordinary shares at a price of 365.6776p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	18:02 18 Feb 2004
Number	5898V

RNS Number:5898V
Compass Group PLC
18 February 2004

Compass Group PLC (the Company) announces that on 17 February 2004, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), acquired 84,835 ordinary shares in the Company (Shares). The Shares were acquired on the market at 371p per Share on 17 February 2004.

On 18 February 2004, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Share Employee Trust No. 2 (the Trust), disposed of 43,228 ordinary shares in the Company (Shares) in satisfaction of a senior employee's annual bonus arrangements. The senior employee concerned is not a director of the Company. The Shares were disposed at a price of 371p per Share.

Following this, the total number of Shares in which the Trust will be interested is 113,918 Shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Acquisition
Released	07:00 19 Feb 2004
Number	5905V

RNS Number:5905V
Compass Group PLC
19 February 2004

19 February 2004

Compass Group acquires US airport concessions business

Compass Group's international concessions business is pleased to announce that it has reached an agreement to acquire California-based Creative Host Services, Inc. for a total consideration of £22.5 million for the equity and assumed debt of the acquired company. Creative Host Services operates over 100 sites for approximately 30 clients in the airports concessions market in the United States.

The acquisition will be conducted through a cash tender offer expected to commence within the next six days. Completion is expected in April 2004.

Michael J. Bailey, Chief Executive, Compass Group, said: "Creative Host Services will complement our existing airport concessions business and provide an excellent platform for further organic growth."

Enquiries:

Compass Group PLC +44 (0) 1932 573 000
Sarah Ellis
Director of Investor Relations

Brunswick Group Ltd +44 (0) 20 7404 5959
Timothy Grey / Pamela Small

Note:

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:58 20 Feb 2004
Number	6790V

20 February 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 20 February 2004 it purchased for cancellation 750,000 ordinary shares at a price of 363.7162p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Notice of Results
Released	10:08 25 Feb 2004
Number	7986V

RNS Number:7986V
Compass Group PLC
25 February 2004

Compass Group PLC: Notice of Forthcoming Trade Update & Results Dates

25 February 2004

Ahead of announcing interim results on 19 May 2004, Compass Group PLC will provide its customary pre-close trading update at 7:00 a.m. on Friday, 26 March 2004.

Preliminary results for the full-year ending 30 September 2004 are provisionally scheduled for release on 30 November 2004.

Ends

Enquiries

Compass Group PLC Sarah Ellis Director of Investor Relations	+44 (0) 1932 573 000
Brunswick Group Ltd Timothy Grey / Pamela Small	+44 (0) 20 7404 5959

Note
Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:59 25 Feb 2004
Number	8360V

25 February 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 25 February 2004 it purchased for cancellation 310,000 ordinary shares at a price of 364.7016p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Acquisition
Released	07:00 1 Mar 2004
Number	9260V

RNS Number:9260V
Compass Group PLC
01 March 2004

Compass Group first international company to provide railway catering in China

1 March 2004

Compass Group's operating company Rail Gourmet has entered a 15-year joint venture with the Shanghai Railway Administration for the provision of station and onboard catering services. Rail Gourmet holds a majority share in the company, which marks the first time a non-Chinese company will be providing passenger services on the Chinese Railways.

The new company, Shanghai Rail Gourmet Company Limited, will commence on 18 April 2004, serving approximately 2,500 meals per day on four newly designed high-speed trains linking Shanghai and Beijing. The agreement provides for an expansion of these services to other train services and railway stations within the Shanghai Railway network.

Michael J. Bailey, Chief Executive, Compass Group, said: "We are delighted to be taking this significant first step in expanding Rail Gourmet's services into China with our joint venture partner. Considering the high volume of passenger traffic on Chinese rail networks and the very limited food service currently provided, there is tremendous market potential for catering services not just on board trains but also on railway stations in Shanghai and throughout China."

Compass Group entered Greater China in 1994, and today employs over 3000 people serving customers through all of the company's foodservice divisions, including Business and Industry; Education; Heathcare; Defence, Offshore and Remote; and Concessions. Recently announced business wins and extensions in China and Hong Kong include Meilan Airport on Hainan Island in the South China Sea; an expansion of services at Hong Kong Airport; and business and industry catering for employees of Philips MDS, General Electric, and PSA Peugeot-Citroen. These, combined with previously awarded contracts, such as The Shanghai American School and The International School Of Beijing contracts, bring the total number of contracts operated in China and Hong Kong to over 150.

Enquiries:

Compass Group PLC +44 (0) 1932 573 000
Sarah Ellis
Director of Investor Relations

Brunswick Group Ltd +44 (0) 20 7404 5959
Timothy Grey

Note:

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit
www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Notice of filing
Released	07:00 2 Mar 2004
Number	0013W

RNS Number:0013W
Compass Group PLC
02 March 2004

Notice of filing with German competition authority

2 March 2004

Compass Group is currently evaluating the potential acquisition of Mitropa AG, the railway station catering subsidiary of Deutsche Bahn AG. Today Compass Group PLC filed an application with the German Federal Cartel Office for clearance to acquire Mitropa AG.

Further details will be available in due course.

Enquiries:

Compass Group PLC +44 (0) 1932 573 000
Sarah Ellis
Director of Investor Relations

Brunswick Group Ltd +44 (0) 20 7404 5959
Timothy Grey

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 5 Mar 2004
Number	2293W

5 March 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 5 March 2004 it purchased for cancellation 500,000 ordinary shares at a price of 369.0p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 9 Mar 2004
Number	3343W

9 March 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 9 March 2004 it purchased for cancellation 500,000 ordinary shares at a price of 369.92p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 10 Mar 2004
Number	3895W

10 March 2004

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 10 March 2004 it purchased for cancellation 841,000 ordinary shares at a price of 366.0p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	MITIE Group PLC
TIDM	MTO
Headline	Re Contract
Released	15:35 16 Mar 2004
Number	6005W

RNS Number:6005W
MITIE Group PLC
16 March 2004

MITIE Group PLC ("MITIE")

£90m increase in contract with Land Securities Trillium for the Department for Work and Pensions and £20m facilities contract with Nissan

Land Securities Trillium

Support Services group MITIE has added £90m to its long term order book by signing an enlarged partnering deal with total property outsourcing specialists Land Securities Trillium ("LST"), part of Land Securities Group PLC. The contract is now worth in excess of £200m.

Under the terms of the new contract MITIE will provide a range of facilities services to the former Employment Services portfolio across Northern England and Scotland, adding some 430 buildings to the Department for Work and Pensions portfolio already under contract. The contract sees the arrangements for the enlarged portfolio extend to the year 2018 and provides efficiency savings that directly benefit the Department for Work and Pensions.

Commenting on this MITIE Director Colin Hale said "We are delighted to extend the scope and duration of our long term partnering arrangements with LST, alongside our work for them on their BBC and Landflex portfolios".

Paul Roberts, Commercial Director for LST, said "Extending our contract with MITIE has given us greater scope to achieve continuous improvement through innovation within the framework of a long term partnership. MITIE is one of our key supplier partners".

Nissan

The contract with Nissan Motor Manufacturing UK Ltd is a full facilities contract at its Sunderland plant. The contract covers cleaning, waste management, security and maintenance, with service partner Eurest (part of Compass Group PLC) providing catering and vending services. It is a three year contract worth approximately £20m.

The MITIE team comprises some 200 staff and works closely with a range of specialist sub-contract companies to deliver the full range of facilities management services.

The site, some 750 acres in area, with a perimeter over six miles long, is home to a manufacturing facility of 3,500,000 square feet producing Nissan's Micra, Almera and Primera models for the UK and Continental markets. In total, around 300,000 vehicles are produced per annum - 1 in 5 of all cars produced in the UK.

The contract was mobilised in January 2004 and Nissan's General Manager of

European Procurement, Barry Wilmer, stated: "I would like to thank MITIE, specifically their team at Nissan, for the very professional and efficient manner in which the FM project has been implemented. It was accomplished under a very tight and aggressive timescale and we are very pleased with the progress to date".

16 March 2004

For more information please contact:

Ian Stewart
Chief Executive
MITIE Group PLC
The Stable Block
Barley Wood
Wrington
Bristol
BS40 5SA
Tel: 01934 862006
Mob: 07979 701002

John Telling
Head of Corporate Affairs
MITIE Group PLC
22 Shand Street
London
SE1 2ES
Tel: 020 7407 0094
Mob: 07979 701006

MITIE Group PLC

- MITIE services, maintains and improves buildings and infrastructure for a wide range of private and public sector customers.
- Our people are motivated to succeed by our unique share ownership culture and by the opportunities that are available to them.
- When MITIE people take responsibility, our customers can be certain that the work of our 28,000 employees is not done until our customers' goals have been achieved.
- Our services include Engineering Maintenance, Cleaning, Catering, Security, Pest Control, Engineering Services, Property Services, Access Systems and Managed Services.

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Company	Compass Group PLC
TIDM	CPG
Headline	New Director Declaration
Released	10:35 24 Mar 2004
Number	8724W

RNS Number:8724W
Compass Group PLC
24 March 2004

NEW DIRECTOR DECLARATION

Compass Group PLC
24 March 2004

Following the appointment of Andrew Martin to the Board of Compass Group PLC as Group Finance Director on 15 March 2004, Compass Group confirms that there are no details to report under paragraph 6.F.2 (b) to (g) of the UK Listing Authority Listing Rules in respect of Andrew Martin.

Enquiries:

Compass Group
Sarah Ellis +44 (0) 1932 573000
Director of Investor Relations

Brunswick
Timothy Grey / Pamela Small +44 (0) 20 7404 5959

Note:

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 26 Mar 2004
Number	9615W

RNS Number:9615W
Compass Group PLC
26 March 2004

Compass Group PLC Trading Update

26th March 2004

Compass Group PLC will issue its Interim Results for the six months ended 31 March 2004 on 19 May 2004. Prior to its close period, the Company today issues the following scheduled trading update.

Michael J. Bailey, Chief Executive, said:
"2004 has started well, despite the fact that in many parts of the world the economic backdrop has remained challenging. Our new business growth has been strong and the pipeline for the year remains encouraging. We enter the second half of our financial year with confidence that we will be able to reach our targets. We are now expecting to deliver like-for-like turnover growth of 7%; an improvement in the like-for-like margin of 20 basis points; strong free cash flow and improving return on capital employed."

Turnover Growth

Full year like-for-like turnover growth is expected to be around 5% in the UK, at least 7% in North America, Continental Europe and the rest of the world and 7% for the Group as a whole. The strong growth in turnover is being driven by new business wins and the continued high level of contract retention, which in 2004 is expected to be in line with last year, at 95%.

Since reporting the preliminary results in December 2003, there has been no significant change in throughput across the Group. In Business and Industry there are some limited signs of a pick up in client catering spend (such as special functions and parties), however, the trend is not consistent across the different economies in which Compass Group operates. Furthermore, at this point there is little evidence of any real increase in the number of customers at clients' sites.

Margin Growth

In 2004 the UK margin is expected to be at a similar level to that reported in 2003. In North America, Continental Europe and the rest of the world, the like-for-like margin is expected to move forward by 30 basis points.

Over the medium term, the Group's like-for-like margin is expected to move forward by between 20 and 30 basis points annually.

Free Cash Flow

Free cash flow in 2004 is expected to be in line with the Group's expectations. The Group's business profile is such that cash flows are seasonal and free cash flow will be weighted towards the second half as in previous years.

Currency

The recent weakness in the US dollar will impact the rate at which US dollar denominated earnings, which are derived from North America and certain other countries around the world, are translated. The Group, however, matches its principal projected cash flows to same currency borrowings and therefore has an effective foreign currency hedge in real economic terms.

Organic Growth

The Group's strategy is focussed on driving organic growth and improving return on capital employed, whilst making value-creating, small infill acquisitions where appropriate. In the first half of 2004, we have made a number of small infill acquisitions, with an aggregate value of around £50 million. We currently expect expenditure on infill acquisitions in 2004 to be below the £215 million invested in 2003.

Outlook

As we enter the second half of 2004, the prospects for the Group are encouraging. Net growth in all divisions remains strong, reinforcing the significant potential in contract food service, with the fastest growing sectors continuing to be Healthcare, Education, and Defence, Offshore and Remote Site business.

Despite the continued uncertainty over the extent and timing of economic recovery and in particular the rate of new job growth, the strong new business pipeline, together with the visibility that already exists on 2004 turnover and margin progression, strong free cash flow and improving return on capital employed, enables the Group to look forward to the rest of the year with confidence.

NB: A selection of recent contract gains, renewals and extensions is included in the attached notes.

Teleconference:

A teleconference for investors and analysts will start at 8.00am (GMT) on Friday 26th March 2004. To participate in the teleconference call dial: +44 (0) 1452 561 263, password "Compass Group".

A replay of the call will be available for seven days by dialling +44 (0) 1452 550 000, passcode 1156606#.

Enquiries:
Compass Group PLC
Sarah Ellis, Director of Investor Relations +44 (0)1932 573 000

Brunswick
Timothy Grey / Pamela Small +44 (0)20 7404 5959

Notes:

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

2. New contracts gains and renewals signed recently and announced today include:

UK

Retail & Travel

- First Great Western awarded Rail Gourmet UK a new contract to provide a full rail catering logistics service, which commenced 27th March 2004, and is worth annual turnover of £6 million. The contract will run to the end of First Great Western's current franchise in March 2006.

Sports & Leisure

- London Zoo awarded All Leisure a new three-year retail catering contract with annual turnover of £2 million. This is in addition to the three-year extension of All Leisure's existing contract at the Zoo, with annual turnover of £1.3 million, to provide event catering and hospitality services.

Education

- Old Swinford Hospital School in Stourbridge awarded Scolarest a new three-year contract with annual turnover of £600,000 to provide catering and hospitality services.

Healthcare

- South West Yorkshire Mental Health NHS Trust awarded Medirest a new five-year contract with annual turnover of £600,000 for patient, staff and visitor catering.

Business & Industry

- Perkins Engines, a subsidiary of Caterpillar, awarded Eurest a new five-year contract with annual turnover £850,000, to provide catering services to 3,000 employees at their 130 acre site in Peterborough.

NORTH AMERICA

Healthcare

- Jewish Hospital Medical Center awarded Morrison Management Services a new five-year contract with annual turnover of £1.5 million.

- St. Michael's Hospital, Toronto, awarded Crothall Services Canada a new five-year contract with annual turnover of £600,000.

Business & Industry

- 2005 US Open Golf Championship awarded Restaurant Associates a new one-year contract worth £2.7 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Sports & Leisure

- Japan - Kasadojima Heights guesthouse awarded Seiyo Foods Systems Kyushu a new five-year contract with annual turnover of £1.6 million.

Healthcare

- Germany - HELIOS Kliniken, Wuppertal, awarded CCS Clinic Catering service a new contract with annual turnover of £1.5 million.

- Spain - Parc Sanitari Pere Virgili awarded Medirest a new ten-year contract with annual turnover of £600,000 to provide patient and staff feeding as well as vending.

Business & Industry

- France - Areva awarded Eurest a new five-year contract with annual turnover of £2.4 million.

- Japan - Nippon Telegraph and Telephone East Corp. awarded Seiyo Food Systems a new one-year contract worth £600,000.

- Sweden - Kraft Foods awarded Eurest a new three-year contract with annual turnover of £500,000 for staff feeding services.

Defence, Offshore & Remote Service

- Nigeria - Chevron Nigeria Limited / Texaco Operating Company Nigeria awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £10 million.

- Scandinavia - ConocoPhillips Scandinavia AS renewed its six-year contract with ESS Offshore AS with annual turnover of £12 million.

3. Previously announced contract gains or renewals for the 2004 financial year include:

UK

Healthcare

- Nottinghamshire Healthcare NHS Trust extended its contract with Medirest for a further three years with annual turnover of £3 million.

Business & Industry

- National Grid Transco awarded Eurest a new three contract with annual turnover of £3 million.

NORTH AMERICA

Business & Industry

- New York's Strathmore museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Retail & Travel

- Italy - the Ministry of Defence has awarded Onama a new contract for three years with annual turnover of £7 million.

Healthcare

- France - the Public Hospital System of Marseille (APHM) awarded Medirest a new contract for three years with annual turnover of £6 million.

Business & Industry

- Royal Philips Electronics extended its Global Foodservice Agreement with Compass Group for a further 10 years.

- France - Les Chantiers de l'Atlantique awarded Eurest a new five-year contract with annual turnover of £3 million.

- Chile - Vinci Construction Grand Projects (VCGP) awarded Compass Group a twenty-year contract with annual turnover of over £6 million to provide services to the Administration of Corrections, Chile.

Defence, Offshore & Remote Service

- ESS Support Services Worldwide was awarded two contracts with the United Nations. These two contracts have a combined annual turnover of £14 million.

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	18:29 30 Mar 2004
Number	1368X

RNS Number:1368X
Compass Group PLC
30 March 2004

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares in the Company ("Shares").

As a result of the transactions described below which took place today on 30 March 2004, the following directors are beneficially interested in Shares as shown below:

Name	Number of Shares	Percentage of Issued Share Capital
Sir Francis H Mackay	2,756,998	0.128%
Michael J Bailey	2,607,231	0.121%
Clive W P Grundy	633,375	0.029%
Andrew P Lynch	789,149	0.036%

Mr Grundy and Mr Lynch each exercised 146,800 executive share options under the Compass Group Executive Share Option Scheme at an option price of 179.2p and disposed of all of the resulting Shares at 362.36p per Share.

Mr Bailey held 162,019 executive share options which were awarded under the Compass Group Executive Share Option Scheme on 28 April 1994. These options were today released and an amount of £455,273.39 is to be paid by the Compass Group Employee Benefit Trust Number 2, being equal to the excess of the 360.5p middle market quotation of a Share on 29 March 2004 over the 79.5p per Share exercise price of the options.

Sir Francis Mackay today on 30 March 2004 sold 400,000 Ordinary Shares in the Company at a price of 362.36p per Share.

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Company	Compass Group PLC
TIDM	CPG
Headline	Acquisition
Released	07:00 5 Apr 2004
Number	3356X

RNS Number:3356X
Compass Group PLC
5 April 2004

Compass Group Acquires German Travel Concessions Business

5 April 2004

Compass Group's international concessions business, Select Service Partner, is pleased to announce that it has reached agreement to acquire Mitropa AG for net consideration of €17.6 million. The final price is subject to a completion balance sheet. In 2003 Mitropa reported sales of approximately €115m and a small operating loss.

Mitropa AG, acquired from Deutsche Bahn, operates concessions in over 60 railway stations and 30 motorway service areas in Germany.

Michael J. Bailey, Chief Executive, Compass Group, said: "The acquisition of Mitropa represents an excellent strategic opportunity for Compass Group in a very significant market. Mitropa will benefit from and complement our existing expertise in UK rail concessions. In addition to the opportunity that Mitropa will bring in Germany, it will also provide us with an excellent platform for further organic growth in all channels of travel concession through out Central Europe. Furthermore, we expect this deal to be value creating and drive return on capital employed in the near term."

ENDS

Enquiries:

Compass Group PLC
Sarah Ellis, Director of Investor Relations +44 (0)1932 573 000

Brunswick
Timothy Grey / Pamela Small +44 (0)20 7404 5959

Note:

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Sale of holding in Yoshinoya
Released	16:11 13 Apr 2004
Number	5712X

RNS Number:5712X
Compass Group PLC
13 April 2004

13 April 2004

COMPASS GROUP PLC

Sale of holding in Yoshinoya D&C Ltd

Compass Group PLC is pleased to announce that its Japanese subsidiary, Seiyo Food Systems, has sold its entire remaining stake in Yoshinoya D&C Ltd (being 72,140 shares representing 12.7% of Yoshinoya). This represents total net proceeds to Seiyo of Yen 11.8 billion (approximately £61 million).

Enquiries:

Compass Group PLC Tel: +44 1932 573 000

Sarah Ellis, Director Investor Relations

Brunswick Tel: +44 20 7404 5959

Timothy Grey / Pamela Small

Notes:

1.In the financial year ended 30th September 2003, Yoshinoya contributed approximately £12 million to Compass Group's profit before tax as an associate.

2.In August 2003, Compass Group reduced its holding in Yoshinoya to 12.7%. If Compass Group's stake in Yoshinoya had been 12.7% throughout the whole financial year ended 30th September 2003, it would have made a contribution to Compass Group's profit before tax of approximately £8 million.

3.In the financial year ended 30th September 2003, Compass Group received dividends from Yoshinoya of approximately £2 million. If Compass Group's stake in Yoshinoya had been 12.7% throughout the whole financial year ended 30th September 2003, dividends received from Yoshinoya would have been approximately £1 million.

4.Yoshinoya D&C Ltd is a Japanese fast food chain with a leading position in the beef bowl business.

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	17:15 16 Apr 2004
Number	7185X

RNS Number:7185X
Compass Group PLC
16 April 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC EXECUTIVE SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 01.10.03 TO: 31.03.04

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 4,706,473

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 3,760,873

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 945,600

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 8,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 2,154,489,787

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM

TELEPHONE: 01932 573159

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 01.10.03 TO: 31.03.04

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,358,705

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 13,821

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,344,884

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 2,154,489,787

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM

TELEPHONE: 01932 573159

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The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Results
Released	07:00 19 May 2004
Number	8333Y

RNS Number:8333Y
Compass Group PLC
19 May 2004

19 May 2004

INTERIM UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2004

COMPASS GROUP PLC: CONTINUING STRONG PERFORMANCE

In the first half of 2004, Compass Group achieved strong like for like turnover and profit growth and another half year of significant increase in free cash flow generation. The Group is well placed to continue its organic growth and improve return on capital employed.

Financial highlights

			Continuing Activities (1)		
6 months ended 31 March	2004	2003	2004	2003	Change
Turnover (£m)	5,844	5,530	5,844	5,450	7%
Total operating profit (£m)					
- reported	210	213			
- before goodwill amortisation	348	343	346	319	8%
Profit before tax (£m)					
- reported	145	112			
- before goodwill amortisation and exceptional items	283	269	282	255	11%
Basic earnings per share (pence)					
- reported	2.5	2.5			
- before goodwill amortisation and exceptional items	8.8	8.4	8.8	8.0	10%
- underlying at constant currency(2)			8.8	7.7	14%
Interim dividend per share (pence)	3.1	2.7	3.1	2.7	15%
Free cash flow (£m)					
- reported	86	85			
- before discontinued activities and exceptional items			86	75	15%

Business highlights (2)

• Like for like turnover growth of 7% driven by:

- 12% new business gains, over half of which are new sites or from self operated
- strong growth in Healthcare, Education and Defence, Offshore & Remote Site sectors
- strong growth in North America and developing markets

• Contract retention rate of 96%. Throughput remains (1)%.

• Like for like margin up 20 basis points:
+ 30 basis points in North America
+ 30 basis points in Continental Europe and Rest of the World

• Confidence in delivering 7% like for like turnover growth for the full year.

Sir Francis Mackay, Chairman, said:
"I am delighted to report an excellent set of results for the first half of 2004 including a 14% increase in underlying earnings per share. The strength of the Group's results is reflected in a 15% increase in the interim dividend. As market leader, the Group only has a 5% market share and is well place to take advantage of the £250 billion market place. Looking forward, the Group remains absolutely focused on its strategy of driving organic growth and delivering increased return on capital employed."

Michael J. Bailey, Chief Executive, said:
"Compass Group has once again delivered strong results. The high level of visibility in the new business pipeline gives us confidence to re-iterate our targets for the full year of like for like turnover growth of 7%; an improvement in the like for like margin of 20 basis points; strong free cash flow and improving return on capital employed."

(1) On 13 April 2004, the Group disposed of its shareholding in Yoshinoya D&C for £61 million. During the first half of 2003, the Group disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in the first half of 2004. Excluding these discontinued activities, goodwill amortisation and 2003's exceptional items, the financial highlights from continuing activities are as above.
(2) The bases for calculating like for like results, underlying and continuing activities performance are explained in more detail in the attached interim results for Compass Group for the six months ended 31 March 2004.

Enquiries:

Compass Group PLC	19 May 2004 - 020 7404 5959 (thereafter 01932 573000)
Michael J Bailey	Group Chief Executive
Andrew Martin	Group Finance Director
Sarah Ellis	Director of Investor Relations
Brunswick	020 7404 5959
Timothy Grey / Pamela Small	

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

19 May 2004

COMPASS GROUP PLC
INTERIM UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2004

Compass Group is the world's leading foodservice organisation. The global

foodservice market is worth over £250 billion per annum and, as the market leader, the Group only has a 5% market share. The Group operates worldwide as one organisation through a senior and experienced international team, recently strengthened by the appointment of Andrew Lynch as Chief Executive of SSP, the Group's newly created travel concessions division. Andrew Martin replaces him as Group Finance Director. The Group has held firm to its strategic focus on foodservice. Its unique business model - employing sectorisation, brand ownership and vending, allied to its international coverage, scale and global purchasing strength - continues to help retain clients, whilst attracting significant new business as the outsourcing trend continues.

Group Performance

For the six months ended 31 March 2004, the Group reported turnover of £5,844 million (2003: £5,530 million), profit before tax of £145 million (2003: £112 million), basic earnings per share of 2.5 pence (2003: 2.5 pence) and free cash flow of £86 million (2003: £85 million).

On 13 April 2004, the Group disposed of its 12.7% shareholding in Yoshinoya D&C for £61 million. During the first half of 2003, the Group disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in the first half of 2004. Excluding these discontinued activities, goodwill amortisation and 2003's exceptional items, the statistics below demonstrate the successful financial performance in the first half of 2004 from continuing activities.

	2004	2003	Increase
Turnover	£5,844m	£5,450m	7%
Total operating profit	£346m	£319m	8%
Profit before tax	£282m	£255m	11%
Basic earnings per share	8.8p	8.0p	10%
Free cash flow	£86m	£75m	15%

Note: The above table excludes discontinued activities, goodwill amortisation and 2003's exceptional items.

Movements in the profit and loss account translation rates for the Group's principal currencies had a net adverse effect on the presentation of 2004's results. Restating 2003's results at 2004's average translation rates gives an underlying increase in basic earnings per share from continuing activities before goodwill amortisation and exceptional items of 14%.

Turnover and total operating profit, before goodwill amortisation, from continuing activities increased by 7% and 8% respectively, largely as a result of strong like for like growth of 7% and 11% respectively. Movements in translation rates reduced the year on year growth in turnover by 2% and total operating profit by 4%. The initial contribution from 2004's acquisitions and the effect of a full year's benefit from 2003's acquisitions added 2% to turnover and 1% to total operating profit.

Yoshinoya contributed £1 million to profit before tax in the first half of 2004 (2003: half year £7 million, full year £10 million) and Little Chef and Travelodge contributed £7 million to profit before tax in the first half of 2003. Profit before tax from continuing activities before goodwill amortisation for the first half of 2004 was £282 million, giving a half year on half year increase of 11% compared to 2003 on the same basis.

Free cash flow for the first half of 2004 was £86 million, a 15% increase over 2003's continuing activities free cash flow of £75 million. Reported free cash flow for the first half of 2003 of £85 million included £23 million absorbed by Little Chef and Travelodge up to their date of disposal and benefited from an exceptional tax receipt of £33 million.

Divisional Performance

	2004	2003	Reported Increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	1,292	1,208	7	7	5
Continental Europe & rest of the world	2,549	2,196	16	12	7
North America	1,772	1,808	(2)	8	7
	5,613	5,212	8	10	7
Fuel	231	238	(3)	(3)	(3)
Total - continuing activities	5,844	5,450	7	9	7
Discontinued activities (UK)	-	80			
Total	5,844	5,530			
Total operating profit (before goodwill amortisation)					
United Kingdom (continuing activities)	133	125	6	6	6
Continental Europe & rest of the world	128	110	16	15	13
North America	84	83	1	15	15
	345	318	8	12	11
Associates - continuing activities	1	1	-	-	-
Total - continuing activities	346	319	8	12	11
Discontinued activities	2	24			
Total	348	343			
Operating margin (%)					
United Kingdom	8.8	8.8	-	-	10bps
Continental Europe & rest of the world	5.0	5.0	-	10bps	30bps
North America	4.7	4.6	10bps	20bps	30bps
Total	5.9	5.8	10bps	10bps	20bps

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full half year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements and compares the results against the first half of 2003. Total

operating profit is before goodwill amortisation and exceptional items of £138 million (2003 : £130 million). Fuel turnover comprises £218 million in the UK and £13 million in Continental Europe and the rest of the world (2003 : £220 million and £18 million respectively). Operating margin is based on operating profit excluding associates and turnover including fuel and is in respect of continuing activities.

The Group's three geographic regions have continued to grow their turnover on a like for like basis.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 4% and changes in throughput of (1)%.

This strong performance was driven by new business wins across all sectors, with the continued trend to outsourcing in Healthcare and Education contributing to this growth. In addition to this, the continued high level of military activity around the globe and significant contract gains with clients such as ChevronTexaco and Schlumberger have generated significant incremental turnover in Defence, Offshore and Remote Site.

In addition to securing new business, the Group has remained focused on client retention which remained strong at 96%, in line with the first half of 2003.

The continuing economic weakness across most countries and its consequential effect on employment levels resulted in negative throughput. However, throughput varies by sector with Education and Healthcare unaffected by the economic cycle, each achieving positive throughput of 2% in the first half of 2004. Business and Industry had negative throughput of 2% with Vending at negative 3%, unchanged from this time last year. In better economic times, these latter two sectors would expect to achieve improved throughput performance. The Group has been successful in mitigating the impact of reductions in customer headcount by driving increased participation and spend, for example, through the utilisation of brands.

United Kingdom

The UK grew its turnover on a like for like basis by 5%, comprising Contract and Vending growth of 5% and Concessions growth of 6%. Contract and Vending benefited from a good performance in the Defence, Offshore and Remote Site sector.

During the first half of the year, the UK signed numerous prestigious contract wins and renewals across all sectors. Today, the Group announces that its UK Sports & Leisure business, All Leisure, has been awarded a new contract with Arena Coventry, with an annual turnover of £6 million. The developments within the Sports & Leisure business are encouraging with new business of £12 million in aggregate having been secured since 1 October 2003. The Group also announces the renewal of its contract with East Kent Hospitals NHS Trust, with an annual turnover of £14 million and the renewal of its contract with Derby College, with an annual turnover of £1.2 million.

UK total operating profit (excluding associates and goodwill amortisation) on continuing activities increased by 6% with the like for like operating margin increasing by 10 basis points. It is anticipated that the full year like for like operating margin will be broadly maintained in 2004 compared to 2003.

Continental Europe and the rest of the world

Achieving overall like for like turnover growth of 7% in Continental Europe and the rest of the world was particularly pleasing with strong contract gains in Business and Industry and a good performance in the Defence, Offshore and Remote Site sector. In Contract and Vending, like for like turnover grew by 10% with Concessions increasing by 2% excluding Seiyo Foods where loss-making contracts are being terminated.

Significant progress has been made within Asia and Australasia; Australia, for

example, has delivered double digit like for like turnover growth this half year. The Group is also delighted with the rapid progress of Seiyo Foods in Japan and new developments in China, for example, a new joint venture with Shanghai Railway Administration. This joint venture company is providing food onboard four new high-speed trains and its initial success positions the Group well for further development within this market.

The Group's international reach continues to gain momentum with the following new contract gains being announced today:

- In the Healthcare sector Maerkische Kliniken (Germany) and Groupe Le Tonkin- Merieux (France), with annual turnover of £1 million and £1.4 million respectively have been added.
- In Japan, Seiyo Foods was awarded a new contract by Nissan Motors, with an annual turnover of £1.4 million. This contract will include the first Caffe Ritazza in Japan.
- SSP Brazil entered the Brazilian metro market where it has been awarded a £2 million per annum contract to operate 18 locations throughout the Sao Paulo metro system.

In the first half of the year, the Group's Defence, Offshore and Remote Site business, ESS, was awarded or has renewed contracts with such global organisations as Chevron Nigeria Limited/Texaco Operating Company Nigeria and ConocoPhillips Scandinavia. The Group is pleased to report today its newly awarded contract with Statoil, with an annual turnover of £5 million, to provide services on the Snorre A and Snorre B platforms in the North Sea.

Continental Europe and the rest of the world total operating profit (excluding associates and goodwill amortisation) increased by 13% on a like for like basis with the operating margin increasing by 30 basis points on a like for like basis. Approximately half of the profit increase needed to achieve this margin increase comes from Onama (Italy) and Seiyo Foods (Japan) with the latter achieving an operating margin of over 3% in the first half of 2004. The balance comes primarily from improved purchasing as the Group rolls out its UK supply chain model across Continental Europe. Seiyo Foods is on track to achieve a 3% margin for 2004, rising to over 5% in the next two years.

North America

North America achieved a 7% like for like increase in turnover as a result of strong growth across all sectors. Contract and Vending grew by 7%. Concessions grew by 10% with a good performance from Sports and Events.

The pipeline of North American contract gains and renewals remains strong, with Healthcare leading the way with some £97 million of new business signed in the first half of the year. Notable contract wins include the previously announced Jewish Hospital Medical Center and St. Michael's Hospital, with annual turnover of £2.1 million in aggregate. Today the Group is pleased to announce that Morrison Health Care Food Services has been awarded contracts by Johnson City Medical Center and Jackson County Hospital Authority, with a combined annual turnover of £3.5 million. In the Business and Industry sector, the Group today reports that Chef's Theater, New York, awarded Restaurant Associates a contract with an annual turnover of £3.9 million.

Total operating profit (excluding associates and goodwill amorisation) increased by 15% on a like for like basis delivering a 30 basis points improvement in the like for like margin. The division has invested in replicating the UK purchasing and supply chain model and the benefits of this investment are beginning to be seen.

Profit before Taxation

Profit before taxation, goodwill amortisation and 2003's exceptional items increased by 5% from £269 million to £283 million.

Yoshinoya contributed £2 million to total operating profit in the first half of

2004 (2003: half year £8 million, full year £12 million) and Little Chef and Travelodge contributed £16 million to total operating profit both in the first half and full year for 2003. Interest attributable to these businesses, based on the proceeds received, was £1 million (2003: half year £10 million, full year £11 million). Accordingly, these discontinued activities contributed £1 million to profit before tax in the first half of 2004 (2003: half year £14 million, full year £17 million). Adjusting for this, 2004's half year profit before tax on continuing activities increased by 11% from £255 million to £282 million.

Taxation

The overall Group tax charge for the half year was £73 million. The overall tax rate on ordinary activities was 25.8% of profit before goodwill amortisation which is below the UK corporate tax rate of 30%. The main reasons for the lower rate were tax losses brought forward, 3%, the tax deductibility of part of the Group's goodwill, 2%, and the benefit of prior year items, 2%, offset by higher overseas tax rates, 3%.

Goodwill Amortisation

The goodwill amortisation charge for the half year was £138 million (2003: £130 million).

Earnings per Share

Basic earnings per share for the half year on a reported basis was 2.5 pence (2003: 2.5 pence). Diluted earnings per share was 2.4 pence (2003: 2.5 pence). Basic earnings per share before goodwill amortisation and 2003's exceptional items was 8.8 pence (2003: 8.4 pence). There were no exceptional items in the first half of 2004 (2003: net £(1)million). Underlying basic earnings per share, adjusting further for discontinued activities and currency translation, is up by 14% half year on half year at 8.8 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2004 £m	2003 £m	2004 Pence	2003 Pence	Growth
Reported	53	56	2.5	2.5	-
Goodwill amortisation	138	130			
Exceptional items	-	1			
Before goodwill amortisation and exceptional items	191	187	8.8	8.4	5%
Discontinued activities	-	(8)			
Continuing activities	191	179	8.8	8.0	10%
Currency translation	-	(6)			
Underlying	191	173	8.8	7.7	14%

Discontinued activities have been taxed at the UK rate of 30% and Yoshinoya's effective tax rate of 54%. The effect of currency translation is calculated by applying 2004's half year translation rates to 2003's attributable profit.

Acquisitions

The Group made a small number of infill acquisitions in the first half of 2004 with an aggregate consideration, including cash and debt acquired, of £49 million. In April 2004, the Group completed the acquisitions of Creative Host in the USA and Mitropa in Germany for £35 million in total. These two businesses considerably strengthen the Group's presence in airport restaurants in the USA

and in railway stations and motorway service areas in Germany.

The Group currently expects that the aggregate value of new acquisitions made in the current financial year will be approximately £150 million. The Group's strategic focus continues to be on the organic development of its core foodservice businesses.

Cash Flow

Free cash flow generation for the half year was £86 million (2003: £85 million). Adjusting for cash flows in respect of discontinued activities and exceptional items, as set out below, free cash flow from continuing activities for the half year increased by 15% from £75 million to £86 million.

	2004 £m	2003 £m	Increase
Free cash flow			
Reported	86	85	1%
Discontinued activities	-	23	
Exceptional items	-	(33)	
Continuing activities	86	75	15%

Working capital from continuing activities absorbed £73 million (2003: £105 million), an improvement of £32 million on turnover up by £394 million.

Payments in respect of provisions for liabilities and charges absorbed £24 million (2003: £23 million), comprising £8 million on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £6 million settling onerous contracts and £10 million settling legal and other claims.

Interest payments from continuing activities absorbed a net £58 million compared with £62 million in the first half of 2003.

Net tax payments absorbed £35 million (2003: £37 million before an exceptional tax receipt of £33 million). The net tax paid in the first half of 2004 of £35 million represents 12% of profit before tax, goodwill amortisation and exceptional items and is significantly less than the overall Group tax charge for the half year of £73 million. The main reasons for this difference are deferred tax, items allowable for tax but which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. The Group anticipates that its current tax payments will increase to approximately 18% of profit before tax, goodwill amortisation and exceptional items for the full year 2004.

Net capital expenditure from continuing activities absorbed £182 million compared with £136 million in the first half of 2003. Including £5 million purchased under finance lease contracts, net capital expenditure on continuing activities represents 3.2% of continuing turnover. Proportionally more of 2004's anticipated full year net capital expenditure has been incurred in the first half of 2004 than in the first half of 2003.

Acquisition payments were £50 million, comprising £41 million of consideration paid in respect of current year acquisitions (excluding £2 million of loans and finance lease obligations in the companies when acquired) and £9 million of deferred consideration paid.

The payment of dividends absorbed £183 million having paid both 2003's interim and final dividends in the first half of 2004 as the Group accelerates the payment of its dividends.

The net cash outflow for the half year was £141 million, before £8 million of

proceeds on the issue of ordinary shares, paying £91 million for shares repurchased completing the £300 million share buy back programme and £1 million net cost of the purchase of our own shares. Debt acquired with subsidiaries was £2 million, there was £5 million of new finance leases and a translation gain on net debt for the half year of £176 million principally as a result of the US dollar to pound sterling exchange rate moving from \$1.66 to \$1.84 and the Euro moving from €1.43 to €1.50 over the half year.

Closing net debt as at 31 March 2004 was £2,364 million.

Dividend

An interim dividend of 3.1 pence per share has been declared on the existing share capital, an increase of 15% over last year's figure. This reflects the step change in dividends announced in December 2003. However, the increase in the total dividend for the year is expected to be broadly in line with the increase in underlying earnings, with the interim dividend representing approximately one third of the total annual dividend.

Payment of the interim dividend will be made on 16 August 2004 to shareholders on the register at the close of business on 16 July 2004. The ex-dividend date will be 14 July 2004.

Outlook

The Group's broad geographic spread and business sector portfolio means that it is not particularly exposed to any one country, sector or client, whilst the Group's unique business model continues to deliver solid like for like turnover growth, continued margin improvement and strong free cash flow generation which will deliver incremental return on capital employed.

The Group's focus on organic turnover growth allied to a quality contract retention rate and a strong pipeline of new business gives confidence that the Group is on track to deliver 7% like for like turnover growth this year; an improvement in the like for like margin of 20 basis points; strong free cash flow and improving return on capital employed. The Group looks forward to the remainder of 2004 with confidence.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

1. New contract gains and renewals announced today and previously released in the first half 2004. Please note that contract gains/renewals announced today are indicated with an '*'.

UK

Retail & Travel

- First Great Western awarded Rail Gourmet UK a new contract to provide a full rail catering logistics service, which commenced 27 March 2004, with annual turnover of £6 million. The contract will run to the end of First Great Western's current franchise in March 2006.

Sports & Leisure

- * Arena Coventry awarded FMC (All Leisure) a new ten-year contract with annual turnover of £6 million.
- London Zoo awarded All Leisure a new three-year retail catering contract with annual turnover of £2 million. This is in addition to the three-year extension of All Leisure's existing contract at the Zoo, with annual turnover of £1.3 million, to provide event catering and hospitality services.

Education

- * Derby College renewed its contract with Scolarest for a further five years with annual turnover of £1.2 million.
- Old Swinford Hospital School in Stourbridge awarded Scolarest a new three-year contract with annual turnover of £0.6 million to provide catering and hospitality services.

Healthcare

- * East Kent Hospitals NHS Trust renewed its contract with Medirest for a further seven years with annual turnover £14 million.
- Nottinghamshire Healthcare NHS Trust extended its contract with Medirest for a further three years with annual turnover of £3 million.
- South West Yorkshire Mental Health NHS Trust awarded Medirest a new five-year contract with annual turnover of £0.6 million for patient, staff and visitor catering.

Business & Industry

- * Bristol Zoo Gardens' Clifton Pavilion awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.4 million.
- * Land Securities Trillium, property outsourcing provider to the Department for Work and Pensions, renewed its contract with Eurest for a further fourteen years with annual turnover of £12 million.
- * Norwich Cathedral awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.5 million.
- * The Royal Mail renewed its contract with Quadrant Catering for a further five years with annual turnover of £75 million.
- National Grid Transco awarded Eurest a new three year contract with annual turnover of £3 million.
- Perkins Engines, a subsidiary of Caterpillar, awarded Eurest a new five-year contract with annual turnover of £0.85 million, to provide catering services to 3,000 employees at their 130 acre site in Peterborough.

NORTH AMERICA

Healthcare

- * Jackson County Hospital Authority awarded Morrison Healthcare Food Services a new three-year contract with annual turnover of £0.78 million.
- * Johnson City Medical Center awarded Morrison Healthcare Food Services a new five-year contract with annual turnover of £2.7 million.
- Jewish Hospital Medical Center awarded Morrison Management Services a new five-year contract with annual turnover of £1.5 million.
- St. Michael's Hospital, Toronto, awarded Crothall Services Canada a new five-year contract with annual turnover of £0.6 million.

Business & Industry

- * Avon Products awarded Flik International Inc. a new three-year contract with annual turnover of £0.7 million.
- * Chef's Theater, New York, awarded Restaurant Associates a new three-year contract with annual turnover of £3.9 million.
- 2005 US Open Golf Championship awarded Restaurant Associates a new one-year contract with turnover of £2.7 million.
- New York's Strathmore museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Retail & Travel

- * Denmark - DSB (Danish railways operator) awarded SSP (Denmark) a new ten-year contract with annual turnover of £5 million.
- * Netherlands - Transavia awarded ILC and Eurest Inflight Services a new five-year contract with annual turnover of £2.4 million.
- * Brazil - Select Service Partner has been awarded a new contract with annual turnover of £2 million to operate 18 locations in Sao Paulo's metro stations.
- China - Shanghai Railway Administration entered into a fifteen-year joint venture contract with Rail Gourmet, creating the new company Shanghai Rail Gourmet Company Limited.

Sports & Leisure

- * Japan - Kurogi Town's Greenpia Yame leisure and resort awarded Seiyo Food Systems Kyushu a new ten-year contract with annual turnover of £4 million.
- * Japan - Takaki Town's Ikoi-no-mura Nagasaki resort awarded Seiyo Food Systems Kyushu a new five-year contract with annual turnover of £2.5 million.
- Japan - Kasadojima Heights guesthouse awarded Seiyo Foods Systems Kyushu a new five-year contract with annual turnover of £1.6 million.

Education

- * Australia - University of Wollongong renewed its contract with Eurest for a further ten years with annual turnover of £0.67 million.

Healthcare

- * France - Groupe Le Tonkin-Merieux awarded Medirest a new contract with annual turnover of £1.4 million.
- * Germany - Maerkische Kliniken, Leudenscheid, awarded CCS Clinic Catering Service a contract with annual turnover of £1 million.
- * Norway - Cato Center renewed its contract with Medirest for a further five years with annual turnover £0.7 million.
- France - the Public Hospital System of Marseille (APHM) awarded Medirest a new contract for three years with annual turnover of £6 million.
- Germany - HELIOS Kliniken, Wuppertal, awarded CCS Clinic Catering Service a new contract with annual turnover of £1.5 million.
- Spain - Parc Sanitari Pere Virgili awarded Medirest a new ten-year contract with annual turnover of £0.6 million to provide patient and staff feeding as well as vending.

Business & Industry

- * Portugal - Ministerio Das Financas awarded Eurest a one-year contract with annual turnover of £1.3 million.
- * Sweden - Saabtech awarded Eurest a new three-year contract with annual turnover of £0.9 million.
- * Turkey - Four Turkish military units have awarded and renewed contracts with Eurest with a combined annual turnover of £7.6 million.
- * Australia - Asian Pacific Building Corporation awarded Eurest a three-year contract with annual turnover of £0.53 million.
- * Chile - Antofagasta Minerals - Minera Los Pelambres awarded ESS a new three-year contract with annual turnover of £2.3 million.
- * Chile - OHL Agencia en Chile-Obrascon, Huarte y Lain awarded Compass Chile a new twenty-year contract with annual turnover of £3 million.
- * Hong Kong - ASAT Holding Ltd awarded Eurest a new three year contract with annual turnover of £0.5 million.
- * Japan - Nissan Motor Co., Ltd. awarded Seiyo Food Systems a new one-year contract with annual turnover of £1.4 million. Caffe Ritazza will be introduced into the corporate restaurant, the first in Japan.
- France - Areva awarded Eurest a new five-year contract with annual turnover of £2.4 million.
- France - Les Chantiers de l'Atlantique awarded Eurest a new five-year

contract with annual turnover of £3 million.

- Italy - the Ministry of Defence awarded Onama a new contract for three years with annual turnover of £7 million.
- Sweden - Kraft Foods awarded Eurest a new three-year contract with annual turnover of £0.5 million for staff feeding services.
- Chile - Vinci Construction Grand Projects (VCGP) awarded Compass Group a twenty-year contract with annual turnover of over £6 million to provide services to the Administration of Corrections, Chile.
- Japan - Nippon Telegraph and Telephone East Corp. awarded Seiyo Food Systems a new one-year contract with annual turnover of £0.6 million.
- Royal Philips Electronics extended its Global Foodservice Agreement with Compass Group for a further 10 years.

Vending

- * France - Club Med Gym awarded Selecta a new five-year contract with annual turnover of £0.3 million.
- * Spain - Madrid Metro Expansion renewed its contract with Selecta for a further year with annual turnover of £0.3 million.
- * Spain - RENFE (Spanish national rail operator) awarded Selecta a new one-year contract with annual turnover of £0.3 million.

Defence, Offshore & Remote Service

- * Norway - Statoil awarded ESS Offshore Norway a new three-year contract with annual turnover of £5 million for services provision on Snorre A & B platforms in the North Sea.
- Scandinavia - ConocoPhillips Scandinavia AS renewed its six-year contract with ESS Offshore AS with annual turnover of £12 million.
- Nigeria - Chevron Nigeria Limited / Texaco Operating Company Nigeria awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £10 million.
- ESS Support Services Worldwide was awarded two contracts with the United Nations. These two contracts have a combined annual turnover of £14 million.

2. Results presentation, teleconference, and webcast.

A presentation for analysts and investors will take place at 9:30 am (BST) on Wednesday, 19 May 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2 (Holborn).

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial +44 20 7019 9504
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 25 May 2004. To hear the replay, dial (UK) +44 20 7984 7578 or (US) +1 718 354 1112. The replay passcode is 435563#

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

For North American based investors, there will be a conference call starting at 12:15 pm (EDT), with a replay of the morning's presentation followed by a live Q &A session.

- To listen to the presentation and participate in the conference call, dial +1 718 354 1152
- To view synchronised slides of the presentation, go to www.compass-group.com or www.cantos.com

3. Management interviews.

Interviews with Michael J Bailey and Andrew Martin in video, audio and text are available from 7:00 am (BST) on www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC 19 May 2004 - 020 7404 5959 (thereafter 01932 573000)
Michael J Bailey Group Chief Executive
Andrew Martin Group Finance Director

Brunswick 020 7404 5959
Timothy Grey
Pamela Small

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2004 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds, the consolidated balance sheet, the consolidated cash flow statement, the notes to the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data

and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

Deloitte & Touche LLP
Chartered Accountants
London
19 May 2004

Compass Group PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2004

	Before goodwill amortisation £m	Goodwill amortisation £m	Half-yea ende 31 Ma 20C Reviewe £
Turnover (note 2)			
Continuing activities	5,826	-	5,82
Acquisitions	18	-	1
	5,844	-	5,84
Discontinued activities	-	-	
	5,844	-	5,84
Operating costs	(5,499)	(138)	(5,637
Operating profit (note 2)			
Continuing activities	345	(138)	2C
Acquisitions	-	-	
	345	(138)	2C
Discontinued activities	-	-	
	345	(138)	2C
Share of operating profits of associated undertakings			
Continuing activities	1	-	
Discontinued activities	2	-	
Total operating profit: Group and share of associated undertakings (note 2)	348	(138)	21
Loss on disposal of business - discontinued activities (note 3)	-	-	

Interest receivable and similar income	4	-	
Interest payable and similar charges	(69)	-	(6[illegible]
Net interest	(65)	-	(6[illegible]
Profit on ordinary activities before taxation	283	(138)	14
Tax on profit on ordinary activities (note 4)	(73)	-	(7[illegible]
Profit on ordinary activities after taxation	210	(138)	7
Equity minority interests	(19)	-	(1[illegible]
Profit for the financial period	191	(138)	[illegible]
Equity dividends (note 5)	(66)	-	(6[illegible]
Profit/(loss) for the period retained	125	(138)	(1[illegible]
Basic earnings per ordinary share (note 6)			2.[illegible]
Basic earnings per ordinary share - excluding goodwill amortisation and exceptional items (note 6)	8.8p		
Diluted earnings per ordinary share (note 6)			2.4
Diluted earnings per ordinary share - excluding goodwill amortisation and exceptional items (note 6)	8.8p		

The half-year results are unaudited but have been reviewed by the auditors. The results for the year ended 30 September 2003 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Compass Group PLC

Consolidated Statement of Total Recognised GAINS AND LOSSES
For the six months ended 31 March 2004

	Half-year ended 31 Mar 2004 Reviewed £m	Half-yea[r] ende[d] 31 Ma[r] 200[3] Reviewe[d] £[m]
Profit for the financial period	53	[illegible]
Currency translation differences on foreign currency net investments	21	(31

Total gains and losses recognised in the period	74	2

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
For the six months ended 31 March 2004

	Half-year ended 31 Mar 2004 Reviewed £m	Half-ye enc 31 Mar 2C Reviev
Profit for the financial period	53	
Dividends	(66)	(
	(13)	
Currency translation differences on foreign currency net investments	21	(
Issue of shares	8	
Repurchase of shares	(69)	(
Purchase of own shares	(1)	
Net reduction in shareholders' funds	(54)	(
Opening shareholders' funds	2,579	2,8
Closing shareholders' funds	2,525	2,7

Compass Group PLC

CONSOLIDATED BALANCE SHEET
As at 31 March 2004

	Notes	31 Mar 2004 Reviewed £m	
Fixed assets			
intangible assets		4,217	
Tangible assets		1,735	
Investments		75	
		6,027	
Current assets			
Stocks		251	
Debtors: amounts falling due within one year		1,549	
amounts falling due after more than one year		271	
Cash at bank and in hand		284	

		2,355
Creditors: amounts falling due within one year		(2,900)
Net current liabilities		(545)
Total assets less current liabilities		5,482
Creditors: amounts falling due after more than one year		(2,500)
Provisions for liabilities and charges	7	(399)
Equity minority interests		(58)
Net assets		2,525
Capital and reserves		
Called up share capital		215
Share premium account	8	92
Capital redemption reserve	8	9
Merger reserve	8	4,170
Profit and loss account	8	(1,960)
Less: own shares		(1)
Total equity shareholders' funds		2,525

Compass Group PLC

Consolidated Cash Flow Statement
For the six months ended 31 March 2004

		Half-year ended 31 Mar 2004 Reviewed		Half- є 31 Revi
	£m	£m	£m	
Net cash inflow from operating activities (note I)		373		
Dividends from associated undertakings		2		
Returns on investments and servicing of finance				
Interest received	3		5	
Interest paid	(60)		(75)	
Interest element of finance lease rental payments	(1)		(1)	
Dividends paid to minority interests	(14)		(2)	
Net cash outflow from returns on investments and servicing of finance		(72)		
Taxation				
Tax received	1		36	

Tax paid	(36)		(40)	
Net tax paid		(35)		
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(196)		(169)	
Sale of tangible fixed assets	14		20	
Total capital expenditure and financial investment		(182)		(
Free cash flow		86		
Acquisitions and disposals				
Purchase of subsidiary companies	(50)		(189)	
Net proceeds from businesses held for resale	-		31	
Sale of subsidiary companies and associated undertakings	6		661	
Total acquisitions and disposals		(44)		
Equity dividends paid		(183)		
Net cash (outflow)/inflow from investing activities		(227)		
Net cash (outflow)/inflow before financing		(141)		
Management of liquid resources: Sale of marketable securities		-		
Financing				
Issue of ordinary share capital	8		6	
Repurchase of share capital	(91)		(45)	
Purchase of own shares, net	(1)		(2)	
Debt due within a year:				
Decrease in bank loans and loan notes	(47)		(545)	
Debt due after a year:				
Increase/(decrease) in bank loans and loan notes	291		(93)	
Capital element of finance lease rentals	(14)		(5)	
Net cash inflow/(outflow) from financing		146		
Increase/(decrease) in cash in the period		5		(
Reconciliation of net cash flow to movement in net debt (note II)				
Increase/(decrease) in cash in the period		5		(
Cash flow from change in debt and lease finance		(230)		
Change in net debt resulting from cash flows		(225)		
Changes in finance leases and loans acquired with subsidiaries		(7)		
Effect of foreign exchange rate changes		176		(

Movement in net debt in the period			(56)		
Opening net debt			(2,308)		(2,
Closing net debt			(2,364)		(2,

Compass Group PLC

Notes to the Consolidated Cash Flow Statement
For the six months ended 31 March 2004

		Half-year ended 31 Mar 2004 Reviewed £m
I	Reconciliation of operating profit to net cash inflow from operating activities:	
	Operating profit before goodwill amortisation	348
	Depreciation	130
	EBITDA	478
	(Profit)/loss on disposal of fixed assets and businesses	(5)
	Share of profit of associated undertakings	(3)
	Expenditure in respect of provisions for liabilities and charges	(24)
	Increase in stocks	(37)
	Increase in debtors	(105)
	Increase/(decrease) in creditors	69
	Net cash inflow from operating activities	373

		1 Oct 2003 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	C non- cha
II	Analysis of net debt:					
	Cash at bank and in hand	303	1	(20)	-	
	Overdrafts	(98)	4	2	-	
		205	5	(18)	-	
	Debt due within one year	(111)	47	12	-	
	Debt due after one year	(2,336)	(291)	178	(1)	
	Finance leases	(66)	14	4	(1)	
		(2,513)	(230)	194	(2)	
	Total	(2,308)	(225)	176	(2)	

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS
For the six months ended 31 March 2004

1. Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2004 have been prepared on the basis of the accounting policies disclosed in the 2003 Annual Report with the exception of the introduction of UITF abstract 38 "Accounting for ESOP trusts" which has impacted prior periods for the disclosure of own shares in the consolidated balance sheet and the consolidated cash flow statement in respect of purchase of own shares.

2. Turnover and operating profit	Continuing activities £m	Acquisitions £m	Discontinued activities £m
Turnover			
Foodservice			
Geographical analysis:			
- United Kingdom - Continuing	1,505	5	-
- Discontinued	-	-	-
- Continental Europe and the rest of the world	2,557	5	-
- North America	1,764	8	-
	5,826	18	-
Operating profit (before goodwill amortisation)			
Foodservice			
- The Company and its subsidiary companies			
- Continuing	345	-	-
- Discontinued	-	-	-
- Associated undertakings - Continuing	1	-	-
- Discontinued	-	-	2
	346	-	2
Geographical analysis:			
- United Kingdom			
The Company and its subsidiary companies	133	-	-
- Continuing			
- Discontinued	-	-	-
Associated undertakings	1	-	-
- Continental Europe and the rest of the world			
The Company and its subsidiary companies	128	-	-
Associated undertakings - Continuing	-	-	-
- Discontinued	-	-	2
- North America			
The Company and its subsidiary companies	84	-	-
Associated undertakings	-	-	-

	346	-	2
Amortisation of goodwill - continuing:			
- United Kingdom	(77)	-	-
- Continental Europe and the rest of the world	(38)	-	-
- North America	(23)	-	-
	(138)	-	-
Total operating profit	208	-	2

Total operating profit after goodwill amortisation for the half-year ended 31 March 2004 relates to foodservice analysed as UK £57 million, Continental Europe and the rest of the world £92 million and North America £61 million, (2003 half-year: £65 million, £90 million and £58 million respectively and full year ended 30 September 2003: £223 million, £171 million and £127 million respectively).

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

3. Exceptional items	Half-year ended 31 Mar 2004 Reviewed £m	Ha F
Loss on disposal of discontinued activities - Little Chef and Travelodge	-	

4. Tax on profit on ordinary activities	Half-year ended 31 Mar 2004 Reviewed £m
UK corporation tax	15
Overseas tax payable	53
Overseas tax on share of profits of associated undertakings	1
	69
UK deferred tax	15
Impact of discounting UK deferred tax	(1)
Overseas deferred tax	-
Impact of discounting overseas deferred tax	(4)

	79
Adjustments in respect of prior years:	
UK corporation tax	(2)
Overseas tax payable	(3)
UK deferred tax	(1)
Overseas deferred tax	-
Impact of discounting overseas deferred tax	-
	(6)
Total tax charge before exceptional items	73
Exceptional items:	
UK corporation tax	-
Overseas tax payable	-
Prior year UK corporation tax	-
Total exceptional tax credit	-
Tax on profit on ordinary activities after exceptional items	73

United Kingdom corporation tax has been charged at 30% (2003: 30%).

The exceptional UK corporation tax charge, £4 million, and overseas tax charge, £3 million, both relate to the disposal of the Little Chef and Travelodge businesses. The prior year exceptional UK corporation tax credit, £(33) million, relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustments to goodwill has passed.

Compass Group PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

5. Dividends	Per share	Half-year ended 31 Mar 2004 Reviewed £m	Per share	Half-y er 31 Mar 2 Revie
Dividends on ordinary shares of 10p each				
Interim	3.1p	66	2.7p	
Final	-	-	-	
	3.1p	66	2.7p	

	Half-year ended 31 Mar 2004 Before goodwill amortisation Reviewed	Half-year ended 31 Mar 2004 After goodwill amortisation Reviewed	Half-year ended 31 Mar 2003 Before goodwill amortisation and exceptional items Reviewed	Half-y er 31 Mar 2 Af goodw amortisat exceptic it Revie

6. earnings per share	£m	£m	£m	
Attributable profit for basic and diluted earnings per share	191	53	187	
	millions	millions	millions	milli
Average number of shares for basic earnings per share	2,162	2,162	2,233	2,
Dilutive share options	10	10	6	
Average number of shares for diluted earnings per share	2,172	2,172	2,239	2,
Basic earnings per share	8.8p	2.5p	8.4p	2
Diluted earnings per share	8.8p	2.4p	8.4p	2

Earnings per share before goodwill amortisation and exceptional items has been shown to disclose the impact of goodwill amortisation and exceptional items on underlying earnings.

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

7. Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Envi
At 1 October 2003	279	48	91	
Arising from acquisitions	-	-	(2)	
Expenditure in the period	(8)	(6)	(10)	
Charged to profit and loss account	8	-	-	
Credited to profit and loss account	(1)	-	-	
Currency adjustment	(8)	(1)	(2)	
At 31 March 2004	270	41	77	

Insurance, pensions and other post-employment benefits relate to the costs of self-funded pension and insurance schemes or statutory retirement arrangements and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 1 to 16 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. the timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's

responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

Consolida

8. Reserves	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m
At 1 October 2003	84	7	4,170	233
Foreign exchange reserve movements	-	-	-	21
Premium on ordinary shares issued, net of expenses	8	-	-	-
Repurchase and cancellation of shares	-	2	-	(69)
Retained loss for the period	-	-	-	(13)
At 31 March 2004	92	9	4,170	172

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2004

9. Post balance sheet events
On 2 April 2004, the Group acquired Mitropa for £11 million in order to strengthen its presence in catering at German railway stations and motorway service areas.

On 13 April 2004, the Group acquired Creative Host in the USA for £24 million, which caters in airport restaurants. Also on this date, the Group disposed of its 12.74% interest in Yoshinoya D&C in Japan for £61 million.

10. Exchange rates

Exchange rates for major currencies used during the period were:
Australian Dollar
Canadian Dollar
Danish Krone
Euro
Japanese Yen
Norwegian Krone
Swedish Krona
Swiss Franc
US Dollar

11. This announcement is being sent to all shareholders on the register at 19 May 2004 and is available to the general public at Compass House, Guildford Street, Chertsey, Surrey, KT16 9BQ (the company's registered office) during office hours.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Interim Report 2004
Released	16:23 25 May 2004
Number	0731Z

RNS Number:0731Z
Compass Group PLC
25 May 2004

Letter to RNS

Compass Group PLC - Interim Report 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

Letter from Compass Group Plc

This information is provided by RNS
The company news service from the London Stock Exchange

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III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2004 (May 19, 2004).

82-51

COMPASS GROUP


great people
great service
great results

Interim Report 2004

Chairman
Sir Francis H Mackay

Group Chief Executive
Michael J Bailey

Directors
Peter H Blackburn*
Denis P Cassidy*
Peter E B Cawdron**
Alain F Dupuis
Valerie F Gooding*
Clive W P Grundy
Sven A Kado*
Andrew P Lynch
Andrew D Martin

Secretary
Ronald M Morley FCCA

* Non-executive
** Non-executive deputy chairman

Compass Group is the world's leading foodservice organisation. The global foodservice market is worth over £250 billion per annum and, as the market leader, the Group only has a 5% market share. The Group operates worldwide as one organisation through a senior and experienced international team, recently strengthened by the appointment of Andrew Lynch as Chief Executive of SSP, the Group's newly created travel concessions division. Andrew Martin replaces him as Group Finance Director. The Group has held firm to its strategic focus on foodservice. Its unique business model – employing sectorisation, brand ownership and vending, allied to its international coverage, scale and global purchasing strength – continues to help retain clients, whilst attracting significant new business as the outsourcing trend continues.

Group Performance

For the six months ended 31 March 2004, the Group reported turnover of £5,844 million (2003: £5,530 million), profit before tax of £145 million (2003: £112 million), basic earnings per share of 2.5 pence (2003: 2.5 pence) and free cash flow of £86 million (2003: £85 million).

On 13 April 2004, the Group disposed of its 12.7% shareholding in Yoshinoya D&C for £61 million. During the first half of 2003, the Group disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in the first half of 2004. Excluding these discontinued activities, goodwill amortisation and 2003's exceptional items, the statistics below demonstrate the successful financial performance in the first half of 2004 from continuing activities.

	2004	2003	Increase
Turnover	**£5,844m**	£5,450m	7%
Total operating profit	**£346m**	£319m	8%
Profit before tax	**£282m**	£255m	11%
Basic earnings per share	**8.8p**	8.0p	10%
Free cash flow	**£86m**	£75m	15%

Note: The above table excludes discontinued activities, goodwill amortisation and 2003's exceptional items.

Movements in the profit and loss account translation rates for the Group's principal currencies had a net adverse effect on the presentation of 2004's results. Restating 2003's results at 2004's average translation rates gives an underlying increase in basic earnings per share from continuing activities before goodwill amortisation and exceptional items of 14%.

Turnover and total operating profit, before goodwill amortisation, from continuing activities increased by 7% and 8% respectively, largely as a result of strong like for like growth of 7% and 11% respectively. Movements in translation rates reduced the year on year growth in turnover by 2% and total operating profit by 4%. The initial contribution from 2004's acquisitions and the effect of a full year's benefit from 2003's acquisitions added 2% to turnover and 1% to total operating profit.

Yoshinoya contributed £1 million to profit before tax in the first half of 2004 (2003: half year £7 million, full year £10 million) and Little Chef and Travelodge contributed £7 million to profit before tax in the first half of 2003. Profit before tax from continuing activities before goodwill amortisation for the first half of 2004 was £282 million, giving a half year on half year increase of 11% compared to 2003 on the same basis.

Free cash flow for the first half of 2004 was £86 million, a 15% increase over 2003's continuing activities free cash flow of £75 million. Reported free cash flow for the first half of 2003 of £85 million included £23 million absorbed by Little Chef and Travelodge up to their date of disposal and benefited from an exceptional tax receipt of £33 million.

Divisional Performance

	2004	2003	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom – continuing activities	**1,292**	1,208	7	7	5
Continental Europe & rest of the world	**2,549**	2,196	16	12	7
North America	**1,772**	1,808	(2)	8	7
	5,613	5,212	8	10	7
Fuel	**231**	238	(3)	(3)	(3)
Total – continuing activities	**5,844**	5,450	7	9	7
Discontinued activities (UK)	**–**	80			
Total	**5,844**	5,530			
Total operating profit (before goodwill amortisation) (£m)					
United Kingdom – continuing activities	**133**	125	6	6	6
Continental Europe & rest of the world	**128**	110	16	15	13
North America	**84**	83	1	15	15
	345	318	8	12	11
Associates – continuing activities	**1**	1	–	–	–
Total – continuing activities	**346**	319	8	12	11
Discontinued activities	**2**	24			
Total	**348**	343			
Operating margin (%)					
United Kingdom	**8.8**	8.8	–	–	10bps
Continental Europe & rest of the world	**5.0**	5.0	–	10bps	30bps
North America	**4.7**	4.6	10bps	20bps	30bps
Total	**5.9**	5.8	10bps	10bps	20bps

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full half year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements and compares the results against the first half of 2003. Total operating profit is before goodwill amortisation and exceptional items of £138 million (2003: £130 million). Fuel turnover comprises £218 million in the UK and £13 million in Continental Europe and the rest of the world (2003: £220 million and £18 million respectively). Operating margin is based on operating profit excluding associates and turnover including fuel and is in respect of continuing activities.

The Group's three geographic regions have continued to grow their turnover on a like for like basis.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 4% and changes in throughput of (1)%.

This strong performance was driven by new business wins across all sectors, with the continued trend to outsourcing in Healthcare and Education contributing to this growth. In addition to this, the continued high level of military activity around the globe and significant contract gains with clients such as ChevronTexaco and Schlumberger have generated significant incremental turnover in Defence, Offshore and Remote Site.

In addition to securing new business, the Group has remained focused on client retention, which remained strong at 96% in line with the first half of 2003.

The continuing economic weakness across most countries and its consequential effect on employment levels resulted in negative throughput. However, throughput varies by sector with Education and Healthcare unaffected by the economic cycle, each achieving positive throughput of 2% in the first half of 2004. Business and Industry had negative throughput of 2% with Vending at negative 3%, unchanged from this time last year. In better economic times, these latter two sectors would expect to achieve improved throughput performance. The Group has been successful in mitigating the impact of reductions in customer headcount by driving increased participation and spend, for example, through the utilisation of brands.

United Kingdom
The UK grew its turnover on a like for like basis by 5%, comprising Contract and Vending growth of 5% and Concessions growth of 6%. Contract and Vending benefited from a good performance in the Defence, Offshore and Remote Site sector.

During the first half of the year, the UK signed numerous prestigious contract wins and renewals across all sectors. The UK Sports & Leisure business, All Leisure, has been awarded a new contract with Arena Coventry, with an annual turnover of £6 million. The developments within the Sports & Leisure business are encouraging with new business of £12 million in aggregate having been secured since 1 October 2003. The contract with East Kent Hospitals NHS Trust, with an annual turnover of £14 million and the contract with Derby College, with an annual turnover of £1.2 million, have both been renewed.

UK total operating profit (excluding associates and goodwill amortisation) on continuing activities increased by 6% with the like for like operating margin increasing by 10 basis points. It is anticipated that the full year like for like operating margin will be broadly maintained in 2004 compared to 2003.

Continental Europe and the rest of the world
Achieving overall like for like turnover growth of 7% in Continental Europe and the rest of the world was particularly pleasing with strong contract gains in Business and Industry and a good performance in the Defence, Offshore and Remote Site sector. In Contract and Vending, like for like turnover grew by 10% with Concessions increasing by 2% excluding Seiyo Foods where loss-making contracts are being terminated.

Significant progress has been made within Asia and Australasia; Australia for example has delivered double digit like for like turnover growth this year. The Group also is delighted with the rapid progress of Seiyo Foods in Japan and new developments in China, for example, a new joint venture with Shanghai Railway Administration. This joint venture company is providing food onboard four new high-speed trains and its initial success positions the Group well for further development within this market.

The Group's international reach continues to gain momentum. In the Healthcare sector, two newly awarded contracts are Maerkische Kliniken (Germany) and Groupe Le Tonkin-Mérieux (France),with annual turnover of £1 million and £1.4 million respectively. In Japan, Seiyo Foods was awarded a new contract by Nissan Motors, with an annual turnover of £1.4 million. This contract will include the first Caffè Ritazza in Japan. SSP Brazil has entered the Brazilian metro market where it has been awarded a £2 million per annum contract to operate 18 locations throughout the São Paulo metro system.

In the first half of the year, the Group's Defence, Offshore and Remote Site business, ESS, was awarded or has renewed contracts with such global organisations as Chevron Nigeria Limited/Texaco Operating Company Nigeria and ConocoPhillips Scandinavia. Statoil has awarded ESS Offshore Norway a contract, with an annual turnover of £5 million, to provide services on the Snorre A and Snorre B platforms in the North Sea.

Continental Europe and the rest of the world total operating profit (excluding associates and goodwill amortisation) increased by 13% on a like for like basis with the operating margin increasing by 30 basis points on a like for like basis. Approximately half of the profit increase needed to achieve this margin increase comes from Onama (Italy) and Seiyo Foods (Japan) with the latter achieving an operating margin of over 3% in the first half of 2004.The balance comes primarily from improved purchasing as the Group rolls out its UK supply chain model across Continental Europe. Seiyo Foods is on track to achieve a 3% margin for 2004, rising to over 5% in the next two years.

North America

North America achieved a 7% like for like increase in turnover as a result of strong growth across all sectors. Contract and Vending grew by 7%. Concessions grew by 10% with a good performance from Sports and Events.

The pipeline of North American contract gains and renewals remains strong, with Healthcare leading the way with some £97 million of new business signed in the first half of the year. Notable contract wins include the Jewish Hospital Medical Center and St. Michael's Hospital, with annual turnover of £2.1 million in aggregate. Morrison Health Care Food Services has been awarded new contracts by Johnson City Medical Center and Jackson County Hospital Authority, with a combined annual turnover of £3.5 million. In the Business and Industry sector, Chef's Theater, New York, awarded Restaurant Associates a contract with an annual turnover of £3.9 million.

Total operating profit (excluding associates and goodwill amortisation) increased by 15% on a like for like basis delivering a 30 basis points improvement in the like for like margin. The division has invested in replicating the UK purchasing and supply chain model and the benefits of this investment are beginning to be seen.

Profit before Taxation

Profit before taxation, goodwill amortisation and 2003's exceptional items increased by 5% from £269 million to £283 million.

Yoshinoya contributed £2 million to total operating profit in the first half of 2004 (2003: half year £8 million, full year £12 million) and Little Chef and Travelodge contributed £16 million to total operating profit both in the first half and full year for 2003. Interest attributable to these businesses, based on the proceeds received, was £1 million (2003: half year £10 million, full year £11 million). Accordingly, these discontinued activities contributed £1 million to profit before tax in the first half of 2004 (2003: half year £14 million, full year £17 million). Adjusting for this, 2004's half year profit before tax on continuing activities increased by 11% from £255 million to £282 million.

Taxation

The overall Group tax charge for the half year was £73 million. The overall tax rate on ordinary activities was 25.8% of profit before goodwill amortisation which is below the UK corporate tax rate of 30%. The main reasons for the lower rate were tax losses brought forward, 3%, the tax deductibility of part of the Group's goodwill, 2%, and the benefit of prior year items, 2%, offset by higher overseas tax rates, 3%.

Goodwill Amortisation

The goodwill amortisation charge for the half year was £138 million (2003: £130 million).

Earnings per Share

Basic earnings per share for the half year on a reported basis was 2.5 pence (2003: 2.5 pence). Diluted earnings per share was 2.4 pence (2003: 2.5 pence). Basic earnings per share before goodwill amortisation and 2003's exceptional items was 8.8 pence (2003: 8.4 pence). There were no exceptional items in the first half of 2004 (2003: net £(1)million). Underlying basic earnings per share, adjusting further for discontinued activities and currency translation, is up by 14% half year on half year at 8.8 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2004 £m	2003 £m	2004 Pence	2003 Pence	Growth
Reported	**53**	56	**2.5**	2.5	–
Goodwill amortisation	**138**	130			
Exceptional items	**–**	1			
Before goodwill amortisation and exceptional items	**191**	187	**8.8**	8.4	5%
Discontinued activities	**–**	(8)			
Continuing activities	**191**	179	**8.8**	8.0	10%
Currency translation	**–**	(6)			
Underlying	**191**	173	**8.8**	7.7	14%

Discontinued activities have been taxed at the UK rate of 30% and Yoshinoya's effective tax rate of 54%. The effect of currency translation is calculated by applying 2004's half year translation rates to 2003's attributable profit.

Acquisitions

The Group made a small number of infill acquisitions in the first half of 2004 with an aggregate consideration, including cash and debt acquired, of £49 million. In April 2004, the Group completed the acquisitions of Creative Host in the USA and Mitropa in Germany for £35 million in total. These two businesses considerably strengthen the Group's presence in airport restaurants in the USA and in railway stations and motorway service areas in Germany.

The Group currently expects that the aggregate value of new acquisitions made in the current financial year will be approximately £150 million. The Group's strategic focus continues to be on the organic development of its core foodservice businesses.

Cash Flow

Free cash flow generation for the half year was £86 million (2003: £85 million). Adjusting for cash flows in respect of discontinued activities and exceptional items, as set out below, free cash flow from continuing activities for the half year increased by 15% from £75 million to £86 million.

	2004 £m	2003 £m	Increase
Free cash flow			
Reported	**86**	85	1%
Discontinued activities	**–**	23	
Exceptional items	**–**	(33)	
Continuing activities	**86**	75	15%

Working capital from continuing activities absorbed £73 million (2003: £105 million), an improvement of £32 million on turnover up by £394 million.

Payments in respect of provisions for liabilities and charges absorbed £24 million (2003: £23 million), comprising £8 million on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £6 million settling onerous contracts and £10 million settling legal and other claims.

Interest payments from continuing activities absorbed a net £58 million compared with £62 million in the first half of 2003.

Net tax payments absorbed £35 million (2003: £37 million before an exceptional tax receipt of £33 million). The net tax paid in the first half of 2004 of £35 million represents 12% of profit before tax, goodwill amortisation and exceptional items and is significantly less than the overall Group tax charge for the half year of £73 million. The main reasons for this difference are deferred tax, items allowable for tax but which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. The Group anticipates that its current tax payments will increase to approximately 18% of profit before tax, goodwill amortisation and exceptional items for the full year 2004.

Net capital expenditure from continuing activities absorbed £182 million compared with £136 million in the first half of 2003. Including £5 million purchased under finance lease contracts, net capital expenditure on continuing activities represents 3.2% of continuing turnover. Proportionally more of 2004's anticipated full year net capital expenditure has been incurred in the first half of 2004 than in the first half of 2003.

Acquisition payments were £50 million, comprising £41 million of consideration paid in respect of current year acquisitions (excluding £2 million of loans and finance lease obligations in the companies when acquired), and £9 million of deferred consideration paid.

The payment of dividends absorbed £183 million having paid both 2003's interim and final dividends in the first half of 2004 as the Group accelerates the payment of its dividends.

The net cash outflow for the half year was £141 million, before £8 million of proceeds on the issue of ordinary shares, paying £91 million for shares repurchased completing the £300 million share buy back programme and £1 million net cost of the purchase of our own shares. Debt acquired with subsidiaries was £2 million, there was £5 million of new finance leases and a translation gain on net debt for the half year of £176 million principally as a result of the US dollar to pound sterling exchange rate moving from \$1.66 to \$1.84 and the Euro moving from €1.43 to €1.50 over the half year.

Closing net debt as at 31 March 2004 was £2,364 million.

Dividend

An interim dividend of 3.1 pence per share has been declared on the existing share capital, an increase of 15% over last year's figure. This reflects the step change in dividends announced in December 2003. However, the increase in the total dividend for the year is expected to be broadly in line with the increase in underlying earnings, with the interim dividend representing approximately one third of the total annual dividend.

Payment of the interim dividend will be made on 16 August 2004 to shareholders on the register at the close of business on 16 July 2004. The ex-dividend date will be 14 July 2004.

Outlook

The Group's broad geographic spread and business sector portfolio means that it is not particularly exposed to any one country, sector or client, whilst the Group's unique business model continues to deliver solid like for like turnover growth, continued margin improvement and strong free cash flow generation which will deliver incremental return on capital employed.

The Group's focus on organic turnover growth allied to a quality contract retention rate and a strong pipeline of new business gives confidence that the Group is on track to deliver 7% like for like turnover growth this year; an improvement in the like for like margin of 20 basis points; strong free cash flow and improving return on capital employed. The Group looks forward to the remainder of 2004 with confidence.

Sir Francis H Mackay
Chairman

Michael J Bailey
Chief Executive

Auditors' Report

Independent Review Report to Compass Group PLC

Introduction
We have been instructed by the company to review the financial information for the six months ended 31 March 2004 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds, the consolidated balance sheet, the consolidated cash flow statement, the notes to the consolidated cash flow statement and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

Deloitte & Touche LLP
Chartered Accountants
London
19 May 2004

Consolidated Profit and Loss Account

For the six months ended 31 March 2004

	Before goodwill amortisation £m	Goodwill amortisation £m	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Turnover (note 2)					
Continuing activities	**5,826**	–	**5,826**	5,450	11,206
Acquisitions	**18**	–	**18**	–	–
	5,844	–	**5,844**	5,450	11,206
Discontinued activities	–	–	–	80	80
	5,844	–	**5,844**	5,530	11,286
Operating costs	**(5,499)**	**(138)**	**(5,637)**	(5,326)	(10,780)
Operating profit (note 2)					
Continuing activities	**345**	**(138)**	**207**	188	490
Acquisitions	–	–	–	–	–
	345	**(138)**	**207**	188	490
Discontinued activities	–	–	–	16	16
	345	**(138)**	**207**	204	506
Share of operating profits of associated undertakings					
Continuing activities	**1**	–	**1**	1	3
Discontinued activities	**2**	–	**2**	8	12
Total operating profit: Group and share of associated undertakings (note 2)	**348**	**(138)**	**210**	213	521
Loss on disposal of business-discontinued activities (note 3)	–	–	–	(27)	(27)
Interest receivable and similar income	**4**	–	**4**	5	16
Interest payable and similar charges	**(69)**	–	**(69)**	(79)	(152)
Net interest	**(65)**	–	**(65)**	(74)	(136)
Profit on ordinary activities before taxation	**283**	**(138)**	**145**	112	358
Tax on profit on ordinary activities (note 4)	**(73)**	–	**(73)**	(44)	(143)
Profit on ordinary activities after taxation	**210**	**(138)**	**72**	68	215
Equity minority interests	**(19)**	–	**(19)**	(12)	(31)
Profit for the financial period	**191**	**(138)**	**53**	56	184
Equity dividends (note 5)	**(66)**	–	**(66)**	(60)	(183)
Profit/(loss) for the period retained	**125**	**(138)**	**(13)**	(4)	1
Basic earnings per ordinary share (note 6)			**2.5p**	2.5p	8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	**8.8p**			8.4p	20.8p
Diluted earnings per ordinary share (note 6)			**2.4p**	2.5p	8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	**8.8p**			8.4p	20.7p

The half year results are unaudited but have been reviewed by the auditors.

The results for the year ended 30 September 2003 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Consolidated Statement of Total Recognised Gains and Losses

For the six months ended 31 March 2004

	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Profit for the financial period	**53**	56	184
Currency translation differences on foreign currency net investments	**21**	(31)	(32)
Total gains and losses recognised in the period	**74**	25	152

Reconciliation of Movements in Consolidated Shareholders' Funds

For the six months ended 31 March 2004

	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Profit for the financial period	**53**	56	184
Dividends	**(66)**	(60)	(183)
	(13)	(4)	1
Currency translation differences on foreign currency net investments	**21**	(31)	(32)
Issue of shares	**8**	6	12
Repurchase of shares	**(69)**	(55)	(233)
Purchase of own shares	**(1)**	–	–
Net reduction in shareholders' funds	**(54)**	(84)	(252)
Opening shareholders' funds	**2,579**	2,831	2,831
Closing shareholders' funds	**2,525**	2,747	2,579

Consolidated Balance Sheet

As at 31 March 2004

	Notes	31 Mar 2004 Reviewed £m	31 Mar 2003 Reviewed £m	30 Sep 2003 Audited £m
Fixed assets				
Intangible assets		**4,217**	4,568	4,436
Tangible assets		**1,735**	1,684	1,734
Investments		**75**	114	73
		6,027	6,366	6,243
Current assets				
Stocks		**251**	217	229
Debtors: amounts falling due within one year		**1,549**	1,574	1,530
amounts falling due after more than one year		**271**	358	309
Cash at bank and in hand		**284**	281	303
		2,355	2,430	2,371
Creditors: amounts falling due within one year		**(2,900)**	(3,585)	(3,093)
Net current liabilities		**(545)**	(1,155)	(722)
Total assets less current liabilities		**5,482**	5,211	5,521
Creditors: amounts falling due after more than one year		**(2,500)**	(1,942)	(2,457)
Provisions for liabilities and charges	7	**(399)**	(453)	(429)
Equity minority interests		**(58)**	(69)	(56)
Net assets		**2,525**	2,747	2,579
Capital and reserves				
Called up share capital		**215**	222	217
Share premium account	8	**92**	80	84
Capital redemption reserve	8	**9**	2	7
Merger reserve	8	**4,170**	4,170	4,170
Profit and loss account	8	**(1,960)**	(1,727)	(1,899)
Less: own shares		**(1)**	–	–
Total equity shareholders' funds		**2,525**	2,747	2,579

Consolidated Cash Flow Statement

For the six months ended 31 March 2004

	Half year ended 31 Mar 2004 Reviewed £m	£m	Half year ended 31 Mar 2003 Reviewed £m	£m	Year ended 30 Sep 2003 Audited £m	£m
Net cash inflow from operating activities (note I)		**373**		309		933
Dividends from associated undertakings		**2**		2		5
Returns on investments and servicing of finance						
Interest received	**3**		5		15	
Interest paid	**(60)**		(75)		(163)	
Interest element of finance lease rental payments	**(1)**		(1)		(3)	
Dividends paid to minority interests	**(14)**		(2)		(15)	
Net cash outflow from returns on investments and servicing of finance		**(72)**		(73)		(166)
Taxation						
Tax received	**1**		36		41	
Tax paid	**(36)**		(40)		(86)	
Net tax paid		**(35)**		(4)		(45)
Capital expenditure and financial investment						
Purchase of tangible fixed assets	**(196)**		(169)		(376)	
Sale of tangible fixed assets	**14**		20		64	
Total capital expenditure and financial investment		**(182)**		(149)		(312)
Free cash flow		**86**		85		415
Acquisitions and disposals						
Purchase of subsidiary companies	**(50)**		(189)		(296)	
Net proceeds from businesses held for resale	**–**		31		30	
Sale of subsidiary companies and associated undertakings	**6**		661		720	
Total acquisitions and disposals		**(44)**		503		454
Equity dividends paid		**(183)**		(47)		(159)
Net cash (outflow)/inflow from investing activities		**(227)**		456		295
Net cash (outflow)/inflow before financing		**(141)**		541		710
Management of liquid resources: sale of marketable securities		**–**		3		3
Financing						
Issue of ordinary share capital	**8**		6		12	
Repurchase of share capital	**(91)**		(45)		(211)	
Purchase of own shares, net	**(1)**		(2)		–	
Debt due within one year:						
Decrease in bank loans and loan notes	**(47)**		(545)		(218)	
Debt due after one year:						
Increase/(decrease) in bank loans and loan notes	**291**		(93)		(464)	
Capital element of finance lease rentals	**(14)**		(5)		(16)	
Net cash inflow/(outflow) from financing		**146**		(684)		(897)
Increase/(decrease) in cash in the period		**5**		(140)		(184)
Reconciliation of net cash flow to movement in net debt (note II)						
Increase/(decrease) in cash in the period		**5**		(140)		(184)
Cash flow from change in debt and lease finance		**(230)**		643		698
Change in net debt resulting from cash flows		**(225)**		503		514
Changes in finance leases and loans acquired with subsidiaries		**(7)**		(23)		(41)
Effect of foreign exchange rate changes		**176**		(116)		(79)
Movement in net debt in the period		**(56)**		364		394
Opening net debt		**(2,308)**		(2,702)		(2,702)
Closing net debt		**(2,364)**		(2,338)		(2,308)

Notes to the Consolidated Cash Flow Statement

For the six months ended 31 March 2004

	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
I Reconciliation of operating profit to net cash inflow from operating activities:			
Operating profit before goodwill amortisation	**348**	343	797
Depreciation	**130**	119	243
EBITDA	**478**	462	1,040
(Profit)/loss on disposal of fixed assets and businesses	**(5)**	1	(8)
Share of profits of associated undertakings	**(3)**	(9)	(15)
Expenditure in respect of provisions for liabilities and charges	**(24)**	(23)	(46)
Increase in stocks	**(37)**	(12)	(33)
Increase in debtors	**(105)**	(108)	(64)
Increase/(decrease) in creditors	**69**	(2)	59
Net cash inflow from operating activities	**373**	309	933

	1 Oct 2003 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	31 Mar 2004 £m
II Analysis of net debt:						
Cash at bank and in hand	303	1	(20)	–	–	284
Overdrafts	(98)	4	2	–	–	(92)
	205	5	(18)	–	–	192
Debt due within one year	(111)	47	12	–	(61)	(113)
Debt due after one year	(2,336)	(291)	178	(1)	61	(2,389)
Finance leases	(66)	14	4	(1)	(5)	(54)
	(2,513)	(230)	194	(2)	(5)	(2,556)
Total	(2,308)	(225)	176	(2)	(5)	(2,364)

Notes to the Financial Statements

For the six months ended 31 March 2004

1 Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2004 have been prepared on the basis of the accounting policies disclosed in the 2003 Annual Report, with the exception of the introduction of UITF abstract 38 "Accounting for ESOP trusts" which has impacted prior periods for the disclosure of own shares in the consolidated balance sheet and consolidated cash flow statement in respect of purchase of own shares.

Notes to the Financial Statements

continued

2 Turnover and operating profit	Continuing activities £m	Acquisitions £m	Discontinued activities £m	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Turnover						
Foodservice						
Geographical analysis:						
– United Kingdom						
Continuing	**1,505**	**5**	**–**	**1,510**	1,428	2,980
Discontinued	**–**	**–**	**–**	**–**	80	80
– Continental Europe and the rest of the world	**2,557**	**5**	**–**	**2,562**	2,214	4,664
– North America	**1,764**	**8**	**–**	**1,772**	1,808	3,562
	5,826	**18**	**–**	**5,844**	5,530	11,286
Operating profit (before goodwill amortisation)						
Foodservice						
– The Company and its subsidiary companies						
Continuing	**345**	**–**	**–**	**345**	318	766
Discontinued	**–**	**–**	**–**	**–**	16	16
– Associated undertakings – Continuing	**1**	**–**	**–**	**1**	1	3
– Discontinued	**–**	**–**	**2**	**2**	8	12
	346	**–**	**2**	**348**	343	797
Geographical analysis:						
– United Kingdom						
The Company and its subsidiary companies						
Continuing	**133**	**–**	**–**	**133**	125	360
Discontinued	**–**	**–**	**–**	**–**	16	16
Associated undertakings	**1**	**–**	**–**	**1**	1	2
– Continental Europe and the rest of the world						
The Company and its subsidiary companies	**128**	**–**	**–**	**128**	110	229
Associated undertakings – Continuing	**–**	**–**	**–**	**–**	–	–
– Discontinued	**–**	**–**	**2**	**2**	8	12
– North America						
The Company and its subsidiary companies	**84**	**–**	**–**	**84**	83	177
Associated undertakings	**–**	**–**	**–**	**–**	–	1
	346	**–**	**2**	**348**	343	797
Amortisation of goodwill – continuing:						
– United Kingdom	**(77)**	**–**	**–**	**(77)**	(77)	(155)
– Continental Europe and the rest of the world	**(38)**	**–**	**–**	**(38)**	(28)	(70)
– North America	**(23)**	**–**	**–**	**(23)**	(25)	(51)
	(138)	**–**	**–**	**(138)**	(130)	(276)
Total operating profit	**208**	**–**	**2**	**210**	213	521

Total operating profit after goodwill amortisation for the half year ended 31 March 2004 relates to foodservice analysed as UK £57 million, Continental Europe and the rest of the world £92 million and North America £61 million (2003 half year: £65 million, £90 million and £58 million respectively and full year ended 30 September 2003: £223 million, £171 million and £127 million respectively).

3 Exceptional items	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
Loss on disposal of discontinued activities – Little Chef and Travelodge	–	27	27

4 Tax on profit on ordinary activities	Half year ended 31 Mar 2004 Reviewed £m	Half year ended 31 Mar 2003 Reviewed £m	Year ended 30 Sep 2003 Audited £m
UK corporation tax	**15**	22	41
Overseas tax payable	**53**	36	89
Overseas tax on share of profits of associated undertakings	**1**	3	6
	69	61	136
UK deferred tax	**15**	5	11
Impact of discounting UK deferred tax	**(1)**	(1)	5
Overseas deferred tax	**–**	10	54
Impact of discounting overseas deferred tax	**(4)**	(3)	(12)
	79	72	194
Adjustments in respect of prior years:			
UK corporation tax	**(2)**	5	(13)
Overseas tax payable	**(3)**	3	(12)
UK deferred tax	**(1)**	(10)	(16)
Overseas deferred tax	**–**	(2)	16
Impact of discounting overseas deferred tax	**–**	2	–
	(6)	(2)	(25)
Total tax charge before exceptional items	**73**	70	169
Exceptional items:			
UK corporation tax	**–**	4	4
Overseas tax payable	**–**	3	3
Prior year UK corporation tax	**–**	(33)	(33)
Total exceptional tax credit	**–**	(26)	(26)
Tax on profit on ordinary activities after exceptional items	**73**	44	143

United Kingdom corporation tax has been charged at 30% (2003: 30%).

The exceptional UK corporation tax charge, £4 million, and overseas tax charge, £3 million, both relate to the disposal of the Little Chef and Travelodge businesses. The prior year exceptional UK corporation tax credit, £(33) million, relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustments to goodwill has passed.

5 Dividends	Per share	Half year ended 31 Mar 2004 Reviewed £m	Per share	Half year ended 31 Mar 2003 Reviewed £m	Per share	Year ended 30 Sep 2003 Audited £m
Dividends on ordinary shares of 10p each						
Interim	**3.1p**	**66**	2.7p	60	2.7p	60
Final	**–**	**–**	–	–	5.7p	123
	3.1p	**66**	2.7p	60	8.4p	183

6 Earnings per share	Half year ended 31 Mar 2004 Before goodwill amortisation Reviewed £m	Half year ended 31 Mar 2004 After goodwill amortisation Reviewed £m	Half year ended 31 Mar 2003 Before goodwill amortisation & exceptional items Reviewed £m	Half year ended 31 Mar 2003 After goodwill amortisation & exceptional items Reviewed £m	Year ended 30 Sep 2003 Before goodwill amortisation & exceptional items Audited £m	Year ended 30 Sep 2003 After goodwill amortisation & exceptional items Audited £m
Attributable profit for basic and diluted earnings per share	**191**	**53**	187	56	461	184
	Millions	Millions	Millions	Millions	Millions	Millions
Average number of shares for basic earnings per share	**2,162**	**2,162**	2,233	2,233	2,218	2,218
Dilutive share options	**10**	**10**	6	6	5	5
Average number of shares for diluted earnings per share	**2,172**	**2,172**	2,239	2,239	2,223	2,223
Basic earnings per share	**8.8p**	**2.5p**	8.4p	2.5p	20.8p	8.3p
Diluted earnings per share	**8.8p**	**2.4p**	8.4p	2.5p	20.7p	8.3p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

7 Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2003	**279**	**48**	**91**	**11**	**429**
Arising from acquisitions	**–**	**–**	**(2)**	**–**	**(2)**
Expenditure in the period	**(8)**	**(6)**	**(10)**	**–**	**(24)**
Charged to profit and loss account	**8**	**–**	**–**	**–**	**8**
Credited to profit and loss account	**(1)**	**–**	**–**	**–**	**(1)**
Currency adjustment	**(8)**	**(1)**	**(2)**	**–**	**(11)**
At 31 March 2004	**270**	**41**	**77**	**11**	**399**

Insurance, pensions and other post-employment benefits relate to the costs of self-funded pension and insurance schemes or statutory retirement benefits and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 1 to 16 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

8 Reserves	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Consolidated profit and loss account: Before goodwill written off £m	Goodwill written off £m	Total £m
At 1 October 2003	84	7	4,170	233	(2,132)	(1,899)
Foreign exchange reserve movements	–	–	–	21	–	21
Premium on ordinary shares issued, net of expenses	8	–	–	–	–	–
Repurchase and cancellation of shares	–	2	–	(69)	–	(69)
Retained loss for the period	–	–	–	(13)	–	(13)
At 31 March 2004	92	9	4,170	172	(2,132)	(1,960)

9 Post balance sheet events

On 2 April 2004, the Group acquired Mitropa for £11 million in order to strengthen its presence in catering at German railway stations and motorway service areas.

On 13 April 2004, the Group acquired Creative Host in the USA for £24 million, which caters in airport restaurants. Also on this date, the Group disposed of its 12.74% interest in Yoshinoya D&C in Japan for £61 million.

10 Exchange rates	Translation rate for the six months ended 31 Mar 2004	Closing rate as at 31 Mar 2004
Exchange rates for major currencies used during the period were:		
Australian Dollar	2.40	2.41
Canadian Dollar	2.34	2.42
Danish Krone	10.84	11.13
Euro	1.46	1.50
Japanese Yen	191.29	191.20
Norwegian Krone	12.26	12.62
Swedish Krona	13.30	13.86
Swiss Franc	2.27	2.33
US Dollar	1.77	1.84

AGM voting results

Shareholders voted in favour of all resolutions proposed at the AGM held on 16 February 2004. Details of proxy votes received were disclosed to shareholders attending the meeting and are available on the Company's website and upon request from the Company Secretary.

Advisors and Corporate Information

Registered Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956
www.compass-group.com

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers
ABN Amro Group
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Financial Advisors
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone (within the UK): 0870 162 3100 and (from overseas): +44 20 8639 2157, e-mail: ssd@capitaregistrars.com

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com and selecting Shareholder Account Services, shareholders can access a range of online services including registering to receive future corporate documents by email. Access to some areas is by investor code only and shareholders are advised to refer to their share certificates for details.

Share price information
The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

Share dealing service
Compass Group has arranged with Hoare Govett Limited an execution only, 'Low Cost Postal Sharedealing Service' which enables UK resident investors to buy or sell small certificated holdings of Compass Group shares in a simple and economic manner. Transactions are executed and settled by Pershing Securities Limited and further details can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or by Service Helpline telephone 020 7661 6617.

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans and Individual Savings Accounts, 5th Floor, City Plaza, 2 Pinfold Street, Sheffield S1 2QZ Client Liaison Department, telephone 0114 252 9166 or fax 0114 252 8039.

American Depositary Receipts (ADRs)
Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone within the US toll free: 1-888 BNY-ADRS and from overseas: +1 610 312 5315, e-mail: shareowner-svcs@bankofny.com and from websites: www.adrbny.com and www.stockbny.com

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service ("MPS"), FREEPOST 22, London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.









www.compass-group.com

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £3,920,250 (January 15, 2004).

2. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £8,352,930 (February 6, 2004).

3. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £5,375,050 (February 6, 2004).

4. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £8,635,630 (March 1, 2004).

5. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £2,682,042 (March 1, 2004).

6. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £2,918,010 (March 1, 2004).

7. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £4,825,175 (March 19, 2004).

8. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £3,078,060 (March 19, 2004).

9. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £10,062,746 (March 19, 2004).

10. Companies Form No. 288a Appointment of Andrew Martin as a director of Compass Group PLC (March 15, 2004).

11. Companies Form No. 288c Change of particulars of Valerie Gooding as a director of Compass Group PLC (March 18, 2004).

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,100,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	15/12/2003		
Maximum prices paid § for each share	356·3864p		
Minimum prices paid § for each share	356·3864p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,920,250
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 19,605

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 15 January 2004

Presentor's name address and reference (if any) :
The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin. For official use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	600,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	28/1/2004	29/1/2004	30/1/2004
Maximum prices paid § for each share	364·05p	362·38p	363·03p
Minimum prices paid § for each share	364·05p	362·38p	363·03p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£8,352,930
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£41,765

Signed [signature] Designation‡ Deputy Company Secretary Date 6/2/2004

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space
For official use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	650,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23/1/2004	26/1/2004	27/1/2004
Maximum prices paid § for each share	373·43p	370·56p	366·42p
Minimum prices paid § for each share	373·43p	370·56p	366·42p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,375,050
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 26,880

TR/POS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Durham Designation ‡ Deputy Company Secretary Date 6/2/2004

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For Inland Revenue use only

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	860,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13/2/2004	16/2/2004	19/2/2004
Maximum prices paid for each share §	368·9400p	365·9012p	364·4180p
Minimum prices paid for each share §	368·9400p	365·9012p	364·4180p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£8,635,630
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£43,180

TR / POS

5/3/0

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 1 March 2004

Presentor's name address and reference (if any):

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	25,000	500,000	200,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	6/2/2004	9/2/2004	10/2/2004
Maximum prices paid § for each share	368·85p	370·43p	368·84p
Minimum prices paid § for each share	368·85p	370·43p	368·84p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£2,682,042
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£13,415

TR | POS
5/3/04

Signed [signature] Designation‡ Deputy Company Secretary Date 1 March 2004

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	50,000	450,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	2/2/2004	3/2/2004	4/2/2004
Maximum prices paid § for each share	357.40p	360.00p	370.18p
Minimum prices paid § for each share	357.40p	360.00p	370.18p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£2,918,010
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£14,595

TR POS TR 3/3

Signed [signature] Designation ‡ Deputy Company Secretary Date 1 March 2004

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	310,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	1/3/2004	10/3/2004	12/3/2004
Maximum prices paid § for each share	364·7016p	369·0000p	369·9200p
Minimum prices paid § for each share	364·7016p	369·0000p	369·9200p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£4,825,175
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 24,130

TR/PO5 19/3

Signed [signature] Designation ‡ Deputy Company Secretary Date 19 March 2004

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	841,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	15/3/2004		
Maximum prices paid § for each share	366·0p		
Minimum prices paid § for each share	366·0p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£3,078,060
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£15,395

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 19 March 2004

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	1,500,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	20/2/2004	23/2/2004	25/2/2004
Maximum prices paid § for each share	369·9420p	365·6776p	363·7162p
Minimum prices paid § for each share	369·9420p	365·6776p	363·7162p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£10,062,746
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 50,315

TR2/[illegible]
[illegible] 19/3

Signed [signature] Designation ‡ Deputy Company Secretary Date 19 March 2004

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

SECRETARIAT

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

Appointment form

	Day	Month	Year
Date of appointment	15	03	2004
†Date of Birth	16	07	1960

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Notes on completion appear on reverse.

Forename(s): ANDREW DAVID

Surname: MARTIN

Previous Forename(s): Previous Surname(s):

Usual residential address 5 DALKEITH ROAD

Post town: HARPENDEN Postcode: AL5 5PP

County / Region: HERTFORDSHIRE Country: ENGLAND

†Nationality: BRITISH †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 26/3/2004

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate

Signed [signature] **Date** 26/3/2004

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ANDREW V DERHAM, COMPASS GROUP PLC, COMPASS HOUSE, GUILDFORD STREET, CHERTSEY,
SURREY, KT16 9BQ

Tel 01932 573000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales

Company Number 4083914

† Directors only. † Other directorships

ANDBROOK ONLINE LIMITED (04/10/2001)
ANDBROOK SYSTEMS LIMITED (04/10/2001)
BID DEFENCE LIMITED (21/03/2000)
CAVENDISH ST JAMES HOTEL COMPANY LIMITED (06/12/2000)
COMPASS ACCOUNTING SERVICES LIMITED (03/11/1999)
COMPASS FOOD SERVICES LIMITED (03/11/1999)
COMPASS INTERNATIONAL HOLDINGS LIMITED (20/06/2001)
FIRST CHOICE (EURO) LIMITED (11/03/2004)
FIRST CHOICE AIRWAYS LIMITED (11/03/2004)
FIRST CHOICE HOLIDAY HYPERMARKETS LIMITED (11/03/2004)
FIRST CHOICE HOLIDAYS & FLIGHTS LIMITED (11/03/2004)
FIRST CHOICE HOLIDAYS FINANCE LIMITED (11/03/2004)
FIRST CHOICE HOLIDAYS PLC (11/03/2004)
FIRST CHOICE HOLIDAYS QUEST LIMITED (11/03/2004)
FIRST CHOICE LEISURE LIMITED (11/03/2004)
FIRST CHOICE RETAIL (MANAGEMENT SERVICES) LIMITED (11/03/2004)
FIRST CHOICE RETAIL LIMITED (11/03/2004)
FIRST CHOICE TOUR OPERATIONS LIMITED (11/03/2004)
FIRST CHOICE TRAVEL SHOPS (SW) LIMITED (11/03/2004)
FIRST CHOICE TRAVEL SHOPS LIMITED (11/03/2004)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4083914

† Directors only. † Other directorships

GROSVENOR HOUSE (PARK LANE) LIMITED (19/06/2001)

HERITAGE HOTELS LIMITED (26/04/2001)

HOLIDAY HYPERMARKETS (2000) LIMITED (11/03/2004)

HOLIDAY INN FINIANCE PROPERTIES LIMITED (04/04/2001)

INTACHANGE FINANCE LIMITED (19/11/2002)

INTERCONTINENTAL HOTELS LIMITED (04/04/2001)

LE MERIDIEN PICCADILLY LIMITED (19/06/2001)

LE MERIDIEN WORLD WIDE LIMITED (19/06/2001)

MERIDIEN (FH) LIMITED (20/06/2001)

MERIDIEN GROUP LIMITED (19/06/2001)

MERIDIEN HOLDINGS UK LIMITED (19/06/2001)

MERIDIEN HOTELS LIMITED (19/06/2001)

MOTO HOSPITALITY LIMITED (03/11/1999)

MPW CRITERION LIMITED (11/10/2000)

SELKIRK HOUSE (MH) LIMITED (19/06/2001)

SOVEREIGN TOUR OPERATIONS LIMITED (11/03/2004)

TREK INVESTCO LIMITED (11/03/2004)

UNIJET GROUP LIMITED (11/03/2004)

UNIJET TRAVEL LIMITED (11/03/2004)

WALDORF HOTEL COMPANY LIMITED (19/06/2001)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4083914

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

82-5161

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 18 Month 03 Year 2004

Name *Style / Title: MRS *Honours etc:

Forename(s): VALERIE FRANCES

Surname: GOODING

† Date of Birth — Day 14 Month 05 Year 1950

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

LA PINETA, EAST ROAD

Post town: WEYBRIDGE

County / Region: SURREY Postcode: KT13 0LE

Country: ENGLAND

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed Clive Grundy **Date** 13/4/2004

(** director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ANDREW V DERHAM, COMPASS GROUP PLC, COMPASS HOUSE, GUILDFORD STREET, CHERTSEY, SURREY, KT16 9BQ

Tel 01932 573000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB